

Rabobank Nederland
Directoraat Control Rabobank Groep

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 61928

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Our reference BB/jcd
Date September 2, 2005

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the period August 2005 and the Pricing Supplements of August 2005 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group


Rabobank

Latest News

25 August 2005

Rabobank consortium acquires interest in Tanzanian bank

Government of Tanzania prefers 'committed' Rabobank



The Tanzanian government announced that it has selected a consortium, led by Rabobank, as the winner in a tender for the purchase of the National Microfinance Bank (NMB). The purchase means that Rabobank, together with its partners, will acquire 49% of the shares in NMB. The agreement also stipulates that, following the share transfer, Rabobank will provide management and technical assistance for the further development of NMB, one of the largest banking institutions in Tanzania. In addition, Rabobank will provide the bank's management team for the coming years. Currently, NMB predominantly provides infrastructure for payments and offers savings products. The bank has recently begun offering credit products mainly in form of micro-loans. On September 30th, the official signing with Rabobank will take place in Tanzania.

By making funds and knowledge available, Rabobank seeks to enable the Tanzanian bank to achieve further development, particularly in relation to providing services in rural areas and optimising its nationwide outreach. The financial partnership is intended to signal the start of a long-term relationship between Rabobank and rural development in Tanzania, a developing country. Within the context of this relationship, Rabobank will export its original successful formula of providing people with access to financial services as a vehicle for stimulating economic development. A technical assistance project has been planned for the first three years. This programme will include providing NMB's key employees with additional training in the Netherlands and an introduction to Rabobank. Further, Rabobank specialists in various areas will deploy their expertise in Tanzania in the years ahead.

Privatisation of the National Microfinance Bank
The Tanzanian government, which until now has been the only shareholder in NMB, sought to privatise NMB in

the financial sector in Tanzania. Rabobank led an investor consortium that includes three Tanzanian partners: Eximbank, the National Investment Company Limited (NICO) and the Tanzania Chambers of Commerce, Industry & Agriculture (TCCIA)..
NMB is the only bank in Tanzania that has an extensive national network comprising more than 100 branch offices. At the end of 2004, NMB had a balance sheet total of USD 570 million and 1,400 employees. Tanzania has a total population of 36 million people, 30 million of whom live in rural areas.

Rabobank Development Program
Four billion people around the globe currently do not have access to financial services. As a socially responsible and committed co-operative bank, Rabobank sees it as its mission to combat this deficiency, with a primary focus on the rural areas of developing countries. Rabobank has been actively supporting the development of smaller credit co-operatives for many years. Within the framework of the Rabobank Development Program, Rabobank is now also dedicating its resources to the development of nationwide rural banks. The ultimate aim is to develop rural banks in fifteen developing countries.
The programme was launched in the beginning of 2005 with an initial capital of 25 million euros. It focuses on banks that have a predominantly rural presence, proven long-term viability and directors that are highly ambitious.

Return to the overview

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Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1434A
TRANCHE NO: 1

GBP 200,000,000 4.55 per cent. Notes 2005 due 2029

Issue Price: 98.705 per cent.

BNP Paribas **Rabobank International**

The Royal Bank of Scotland

The date of these Final Terms is 25 August 2005

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated July 11, 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1434A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Pounds Sterling ("**GBP**")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	GBP 200,000,000
	(ii)	Series:	GBP 200,000,000
5	Issue Price:		98.705 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		GBP 1,000
7	(i)	Issue Date:	30 August 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		30 August 2029
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.55 per cent. per annum Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.55 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date:	30 August in each year commencing on 30 August

			2006 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	GBP 45.50 per GBP 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		GBP 1,000 per Note of GBP 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of	As set out in the Conditions

		calculating the same (if required or if different from that set out in the Conditions):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable

32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. In addition, so long as the Notes are listed on the Luxembourg Stock Exchange, and the rules of such exchange so require, notices to Noteholders will be published in a daily newspaper with general circulation in Luxembourg (which is expected to be *d'Wort*).

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**BNP Paribas** 10 Harewood Avenue London NW1 6AA United Kingdom **Coöperatieve Central Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Croeselaan 18 3521 CB Utrecht The Netherlands **The Royal Bank of Scotland plc** 135 Bishopsgate London EC2M 3UR United Kingdom
	(ii)	Stabilising Manager (if any):	BNP Paribas
	(iii)	Dealers' Commission:	Combined management, underwriting and selling commission of 0.225 per cent. of the Aggregate

		Nominal Amount of Notes.
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Additional selling restrictions:	Not Applicable
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of GBP 1.00 = Euro 1.47236, producing a sum of (for Notes not denominated in Euro):	Euro 294,472,430
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	
	(i) Numbering and letters:	Not Applicable
	(ii) Whether CF-Form Notes will be issued:	Not Applicable
	(iii) Numbering and letters of CF-Form Notes:	Not Applicable
	(iv) Amsterdam Listing Agent:	Not Applicable
	(v) Amsterdam Paying Agent:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised



PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 30 August 2005.
(iii)	Estimate of total expenses related to admission to trading:	EUR 11,500

2 RATING

Rating:	The Notes have been rated Aaa by Moody's Investors Services, Inc and AA+ by Fitch Ratings Ltd. Senior long-term Notes have been rated AAA by Standard & Poor's Ratings Services.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE OFFER

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	As per "Use of Proceeds" in the Offering Circular.
(ii)	Estimated net proceeds	GBP 196,960,000
(iii)	Estimated total expenses:	Not Applicable

6 YIELD

(*Fixed Rate Notes Only*) Indication of yield:	4.588 per cent. per annum The yield is calculated on the basis of the Issue Price. It is NOT an indication of future yield.

7 OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0228265574
(ii)	Common Code:	022826557
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	The Agents appointed in respect of the Notes are:	Deutsche Bank AG, London Branch Deutsche Bank Luxembourg S.A. Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

Signed on behalf of the Issuer:



By:

Duly authorised

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

SERIES NO: 1422A
TRANCHE NO: 1

AUD 100,000,000 5.75 per cent. Notes 2005 due 24 August 2012 (the "Notes")

Rabobank International

Commonwealth Bank of Australia

Deutsche Bank

KBC International Group

UBS Investment Bank

Banque et Caisse d'Epargne de l'Etat, Luxembourg

ING Financial Markets

TD Securities

Fortis Bank

RBC Capital Markets

Bank Sarasin & Co. Ltd

Dexia Capital Markets

WGZ-Bank Westdeutsche Genossenschafts-Zentralbank eG

The date of these Final Terms is 19 August 2005.

EXECUTION COPY

FORM OF FINAL TERMS

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "Offering Circular") dated 11 July 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeissen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	1422A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Australian Dollar ("AUD")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	AUD 100,000,000
	(ii)	Series:	AUD 100,000,000
5	Issue Price:		101.125 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		AUD 1,000, AUD 10,000 and AUD 100,000
7	(i)	Issue Date:	24 August 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		24 August 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.75 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable

13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.75 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	24 August in each year commencing on 24 August 2006 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts(s):	AUD 57.50 per AUD 1,000 in nominal amount, AUD 575.00 per AUD 10,000 in nominal amount and AUD 5,750.00 per AUD 100,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	AUD 1,000 per Note of AUD 1,000 specified denomination, AUD 10,000 per Note of AUD 10,000 specified denomination and AUD 100,000 per Note of AUD 100,000 specified denomination

25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for Definitive Notes in bearer form on or after a date which is expected to be 3 October 2005 upon certification as to non-U.S. beneficial ownership
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and Sydney
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

32	Details relating to Instalment Notes:		Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
34	Consolidation provisions:		Not Applicable
35	Other terms or special conditions:		So long as Bearer Notes are represented by a temporary Global Note and the temporary Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Department GM Legal Office TC4100 Thames Court 1 Queenhithe London EC4V 3RL United Kingdom The Toronto-Dominion Bank Triton Court, 14/18 Finsbury Square London EC2A 1DB United Kingdom Commonwealth Bank of Australia Senator House 85 Queen Victoria Street London EC4V 4HA United Kingdom Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB Unitred Kingdom Fortis Bank nv-sa Montagne du Parc 3 1MT1L B-1000 Brussels

Belgium

KBC Bank NV

GKD-New Issues
Havenlaan 12
B-1080 Brussels
Belgium

Royal Bank of Canada Europe Limited

71 Queen Victoria Street
London EC4V 4DE
United Kingdom

UBS Limited

1 Finsbury Avenue
London EC2M 2PP
United Kingdom

Bank Sarasin & Cie. AG
Loewenstrasse 11
CH-8022 Zürich
Switzerland

Banque et Caisse d'Epargne de l'Etat, Luxembourg

16, rue Ste Zithe
L-2954 Luxembourg
Luxembourg

Dexia Banque Internationale à Luxembourg, société anonyme acting under the name of Dexia Capital Markets

69, route d'Esch
L-1470 Luxembourg
Luxembourg

ING Belgium SA/NV

Avenue Marnix 24
B-1000 Brussels
Belgium

WGZ-Bank Westdeutsche Genossenschafts-Zentralbank eG

Ludwig Erhard Allee 20
D-40227 Düsseldorf
Germany

(ii) Stabilising Manager (if any): The Toronto-Dominion Bank

	(iii) Dealers' Commission:	1.575 per cent. selling concession 0.30 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Additional selling restrictions:	United States

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable as more fully specifically described in the Offering Circular.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (as amended) of Australia ("Corporations Act")) in relation to the Notes has been or will be lodged with the Australian Securities and Investments Commission ("ASIC"). Each Manager will be required to represent and agree that it:

(a) has not offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of the Notes in Australia (including an offer or invitation which is received by a person in Australia); and

(b) has not distributed or published, and will not distribute or publish, the Offering Circular or any other offering material or advertisement relating to the Notes in Australia,

unless (i) the aggregate consideration payable by each offeree is at least AUD 500,000 (or its equivalent in other currencies but disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act, (ii) such action complies with all applicable laws and regulations and (iii) such action does not require any document to be lodged with ASIC.

		In addition, each Manager agrees that, in connection with the issue of the Notes, it will not sell Notes to any person if, at the time of such sale, the employees of the Manager aware of, or involved in, the sale knew or had reasonable grounds to suspect that, as a result of such sale, any Notes or an interest in any Notes were being, or would later be, acquired (directly or indirectly) by an associate of the Issuer for the purposes of section 128F(5) of the Income Tax Assessment Act 1936 of Australia ("Australian Tax Act") of Australia, except as permitted by section 128F(5) of the Australian Tax Act.
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.623377 producing a sum of (for Notes not denominated in Euro):	Euro 62,337,700
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....



Duly authorised

EXECUTION COPY

PART B – OTHER INFORMATION

1 **Listing**

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 24 August 2005.
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,705

2 **Ratings**

Rating: The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch

3 **Notification**

The Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) has provided the competent regulatory authorities of the following countries with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive: Luxembourg, UK, Belgium, Germany, Finland, Sweden, Norway and Austria.

4 **Interests of natural and legal persons involved in the issue**

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **Reasons for the offer, estimated net proceeds and total expenses**

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 99,190,000
(iii)	Estimated total expenses:	AUD 60,000 (excluding dealers' commission)

6 **Yield** (*Fixed Rate Notes Only*) Indication of yield:

5.552 per cent Annual, Act/Act-ISMA, Following, unadjusted

Business Centres London and Sydney

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 **Historic interest rates** *(Floating Rate Notes only)*

Not Applicable

8 **Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** *(Index-Linked Notes only)*

Not Applicable

9 **Performance of rate[s] of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0227149969
(ii)	Common Code:	022714996
(iii)	WKN (German security code):	A0GDU4
(iv)	Fondscode:	Not Applicable
(v)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vi)	Delivery:	Delivery against payment
(vii)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:



By: ______________________
Duly authorised

Printopdracht van:

DanhofJC

Datum: 8/25/2005
Tijd: 8:16:53 AM

Execution Copy

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1258A
TRANCHE NO.: 3
NOK 250,000,000 3.25 per cent. Notes 2005 due 2010
(to be consolidated and form a single series with the Issuer's NOK 500,000,000 3.25 per cent. Notes 2005 due 2010 issued on 1 March 2005 and the NOK 250,000,000 3.25 per cent. Notes 2005 due 2010 issued on 14 June 2005)

Deutsche Bank

Rabobank International

Issue Price: 101.27 per cent.

The date of these Final Terms is 19 August 2005

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in Offering Circular dated 15 October 2004. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated 11 July 2005, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated 15 October 2004 and are attached hereto. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and each of the Offering Circulars dated 15 October 2004 and 11 July 2005, respectively. The Offering Circular dated 11 July 2005 is available for viewing at, and copies may be obtained from, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1258A
	(ii)	Tranche Number:	3
3	Specified Currency or Currencies:		Norwegian Kroner ("**NOK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 1,000,000,000
	(ii)	Tranche:	NOK 250,000,000
5	Issue Price:		101.27 per cent. of the Aggregate Nominal Amount of the Notes plus accrued interest from and including 1 March 2005 to but excluding 23 August 2005
6	Specified Denominations:		NOK 10,000 and NOK 50,000
7	(i)	Issue Date:	23 August 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	1 March 2005
8	Maturity Date:		1 March 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3.25 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par

12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	3.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Dates:	1 March in each year commencing 1 March 2006 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	NOK 325 per NOK 10,000 in nominal amount NOK 1,625 per NOK 50,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual - ISMA
	(vi)	Determination Dates (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Provisions		Not Applicable
18	Zero Coupon Note Provisions		Not Applicable
19	Index Linked Interest Note Provisions		Not Applicable
20	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option		Not Applicable
22	Put Option		Not Applicable
23	Final Redemption Amount (all Notes except Index Linked Redemption Notes) of each Note		NOK 10,000 per Note of NOK 10,000 specified denomination NOK 50,000 per Note of NOK 50,000 specified denomination
24	Final Redemption Amount (Index Linked Redemption Notes)		Not Applicable
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s)	Yes, as set out in the Conditions

		of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note which will be exchangeable for Definitive Notes on or after a date which is expected to be 2 October 2005 upon certification of non-U.S. beneficial ownership Upon issue of the Temporary Global Note, the temporary ISIN and Common Codes will be those set out in paragraphs 6(i) and 6(iii) of Part B to these Final Terms. Upon exchange of the Temporary Global Note for the Definitive Notes, the Notes will be consolidated with and form a single series with the Issuer's NOK 500,000,000 3.25 per cent. Notes 2005 due 2010 issued on 1 March 2005 and the NOK 250,000,000 3.25 per cent. Notes 2005 due 2010 issued on 14 June 2005, and the ISIN and Common Codes will be those set out in paragraphs 6(ii) and 6(iv) of Part B to these Final Terms.
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centres (Condition 8(h)) or other special provisions relating to payment dates:		Oslo and TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and date on which such Talons mature):		No

29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	The provisions in Condition 14 will apply to further issues
33	Other terms or special conditions:	Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names and addresses of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Rabobank P.O Box 17100 3500 HG Utrecht The Netherlands Deutsche Bank AG, London Branch 1 Great Winchester Street London EC2N 2DB England
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	1.875 per cent. of the nominal amount of the Notes comprising a management and underwriting commission of 0.25 per cent. and a selling commission of 1.625 per cent.
35		If non-syndicated, name of Dealer:	Not Applicable
36		Additional selling restrictions:	**Norway** Each Manager has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Kingdom of Norway any notes other than to persons who are registered with the Oslo Stock Exchange as professional investors.
37		Subscription period:	Not Applicable

GENERAL

38	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
39	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.126761, producing a sum of (for Notes not *denominated in Euro*):	Euro 31,690,250
40	In the case of Notes listed on Eurolist by Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By :



Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 23 August 2005.
(iii)	Estimate of total expenses related to admission to trading:	Euro 500

2 RATING

Rating:	The Notes have been rated Aaa, AA+ and AAA by Moody's Investors Service, Inc. ("**Moody's**"), Fitch Ratings Ltd. ("**Fitch**") and Standard & Poor's Ratings Services ("**Standard & Poor's**"), respectively. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 23 August 2005.
(iii)	Estimate of total expenses related to admission to trading:	Euro 500

2 RATING

Rating:

The Notes have been rated Aaa, AA+ and AAA by Moody's Investors Service, Inc. ("**Moody's**"), Fitch Ratings Ltd. ("**Fitch**") and Standard & Poor's Ratings Services ("**Standard & Poor's**"), respectively.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	As per "Use of Proceeds" in the Offering Circular.
(ii)	Estimated net proceeds	NOK 252,383,048 (including 175 days' accrued interest after deduction of Dealers' Commission)
(iii)	Estimated total expenses:	NOK 187,500 (excluding Dealers' Commission)

6 YIELD

Indication of yield: 2.943%

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING

Not Applicable

11 OPERATIONAL INFORMATION

(i)	Temporary ISIN Code:	XS0227173753
(ii)	ISIN Code:	XS0212516743
(iii)	Temporary Common Code:	022717375
(iv)	Common Code:	021251674
(v)	Fondscode:	Not Applicable

(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	The Agents appointed in respect of the Notes are:	Deutsche Bank AG, London Branch Deutsche Bank Luxembourg S.A. *Coöperatieve Centrale Raiffeisen-*Boerenleenbank B.A. (Rabo Securities)

Signed on behalf of the Issuer:



By: ______________________

Duly authorised

Terms and Conditions of the Notes

(extracted from the Offering Circular dated 15 October 2004)

The following is the text of the terms and conditions that, subject to completion and amendment and as supplemented or varied in accordance with the provisions of the relevant Pricing Supplement, shall be applicable to the Notes in definitive form (if any) issued in exchange for the Global Note(s) representing each Series. These terms and conditions as completed, amended, supplemented or varied by the Pricing Supplement (and subject to simplification by the deletion of non-applicable provisions), shall be endorsed on such Bearer Notes or on the Certificates relating to such Registered Notes. All capitalised terms that are not defined in these Conditions will have the meanings given to them in the relevant Pricing Supplement. Those definitions will be endorsed on the Definitive Notes or Certificates, as the case may be. These are also the terms and conditions applicable to CF-Form Notes. They will not be endorsed on the CF-Form Notes, but together with the relevant Pricing Supplement, will constitute the terms and conditions and will be available from the offices of the relevant Issuer. References in the Conditions of CF-Form Notes to defined terms or provisions that are shown 'hereon' shall be to the terms that appear on the relevant Pricing Supplement. References in the Conditions to 'Notes' are to the Notes of one Series only, not to all Notes that may be issued under the Programme.

The Notes are issued pursuant to an Agency Agreement (as amended or supplemented as at the date of issue of the Notes (the 'Issue Date'), the 'Agency Agreement') dated October 7, 2003 as supplemented and amended by a First Supplemental Agency Agreement dated October 15, 2004, between Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) ('Rabobank Nederland'), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch ('Rabobank Australia Branch'), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch ('Rabobank Singapore Branch'), Rabo Australia Limited ('Rabo Australia'), Rabobank Ireland plc ('Rabobank Ireland'), (each as an Issuer and also, in the case of Rabobank Nederland, as Guarantor), Deutsche Bank AG London as fiscal agent and the other agents named in it and with the benefit of a Covenant (as amended or supplemented as at the Issue Date, the 'Covenant') dated October 15, 2004 executed by the Issuers, the Guarantor and the fiscal agent in relation to the Notes. The fiscal agent, the paying agents, the registrar, the exchange agent, the transfer agents and the calculation agent(s) for the time being (if any) are referred to below, respectively, as the 'Fiscal Agent', the 'Paying Agents' (which expression shall include the Fiscal Agent), the 'Registrar', the 'Exchange Agent', the 'Transfer Agents' and the 'Calculation Agent(s)'. The Noteholders (as defined below), the holders of the interest coupons (the 'Coupons') relating to interest bearing Notes in bearer form and, where applicable in the case of such Notes, talons for further Coupons (the 'Talons') (the 'Couponholders') and the holders of the receipts for the payment of instalments of principal (the 'Receipts') relating to Notes in bearer form of which the principal is payable in instalments (the 'Receiptholders') are deemed to have notice of all of the provisions of the Agency Agreement applicable to them.

Copies of the Agency Agreement and the Covenant are available for inspection at the specified offices of each of the Paying Agents, the Registrar and the Transfer Agents.

1. Definitions

(a) In these Conditions, unless the context otherwise requires, the following defined terms shall have the meanings set out below:

'Accrual Period' means the actual number of days in the relevant period from and including the Start Date to but excluding the Payment Date.

'Actual Calculation Period' means the actual number of days from and including one Interest Payment Date to but excluding the next Interest Payment Date.

'Amortisation Yield' shall have the meaning contained in Condition 7(b)(i).

'Amortised Face Amount' shall have the meaning contained in Condition 7(b)(i).

'Bearer Notes' shall have the meaning contained in Condition 2.

'Business Day' means:

(i) in the case of a currency other than Euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for such currency (which in the case of Australian Dollars shall be Melbourne and in the case of New Zealand Dollars shall be Wellington) and/or

(ii) in the case of a currency and/or one or more Business Centres, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in the Business Centre(s) or, if no currency is indicated, generally in each of the Business Centre(s) and/or

(iii) in the case of Euro, a day on which the TARGET system is operating (a 'TARGET Business Day').

'Certificates' shall have the meaning contained in Condition 2.

'CF-Form Notes' shall have the meaning contained in Condition 2.

'control' shall have the meaning contained in Condition 12(c)(v).

'Day Count Fraction' means, in respect of the calculation of an amount of interest on any Note for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Period, the 'Calculation Period'):

(i) if 'Actual/365' or 'Actual/Actual-ISDA' is specified hereon, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(ii) if 'Actual/365 (Fixed)' is specified hereon, the actual number of days in the Calculation Period divided by 365;

(iii) if 'Actual/360' is specified hereon, the actual number of days in the Calculation Period divided by 360;

(iv) if '30/360', '360/360' or 'Bond Basis' is specified hereon, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month));

(v) if '30E/360' or 'Eurobond Basis' is specified hereon, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of a Calculation Period ending on the Maturity Date, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month); and

(vi) if 'Actual/Actual-ISMA' is specified hereon,

(a) if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

(b) if the Calculation Period is longer than one Determination Period, the sum of:

(x) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year

where:

'Determination Period' means the period from and including a Interest Determination Date in any year to but excluding the next Interest Determination Date.

'Documents' shall have the meaning contained in Condition 12(c)(i)(a).

'DTC' shall mean the Depository Trust Company.

'Effective Date' means, with respect to any Floating Rate to be determined on an Interest Determination Date, the date specified as such hereon or, if none is so specified, the first day of the Interest Accrual Period to which such Interest Determination Date relates.

'Euro-zone' means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community as amended by the Treaty on European Union.

'Event of Default' shall have the meaning contained in Condition 11.

'Exchangeable Bearer Notes' shall have the meaning contained in Condition 2.

'Exercise Notice' shall have the meaning contained in Condition 7(e).

'Guarantee' shall have the meaning contained in Condition 4(a).

'Holder' shall have the meaning contained in Condition 2.

'Interest' shall have the meaning contained in Condition 9.

'Interest Accrual Period' means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date.

'Interest Amount' means the amount of interest payable and, in the case of Fixed Rate Notes, means the Fixed Coupon Amount or Broken Amount, as the case may be.

'Interest Commencement Date' means the Issue Date or such other date as may be specified hereon.

'Interest Determination Date' means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such hereon or, if none is so specified, (i) the first day of such Interest Accrual Period if the Specified Currency is Sterling; (ii) the day falling two Business Days in London for the Specified Currency prior to the first day of such Interest Accrual Period if the Specified Currency is neither Sterling nor Euro or (iii) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is Euro.

'Interest Period' means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date.

'Interest Period Date' means each Interest Payment Date unless otherwise specified hereon.

'ISDA Definitions' means the 2000 ISDA Definitions published by the International Swaps and Derivatives Association, Inc., unless otherwise specified hereon.

'Noteholder' shall have the meaning contained in Condition 2.

'Number of Actual Calculation Periods' means the number of Actual Calculation Periods normally ending in any year.

'Page' means such page, section, caption, column or other part of a particular information service (including, but not limited to, the Reuter Markets 3000 ('Reuters') and the Bridge/ Telerate ('Telerate')) as may be specified for the purpose of providing a Relevant Rate, or such other page, section, caption, column or other part as may replace it on that information service or on such other information service, in each case as may be nominated by the person or organisation providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to that Relevant Rate.

'Payment Date' means the date on which interest for the relevant period falls due.

'Principal' shall have the meaning contained in Condition 9.

'Principal Financial Centre' shall have the meaning contained in Condition 6(b)(iii).

'Rate of Interest' means the rate of interest payable from time to time in respect of this Note and that is either specified or calculated in accordance with the provisions hereon.

'Record Date' shall have the meaning contained in Condition 8(b)(ii).

'Reference Banks' means the institutions specified as such hereon or, if none, four (or, if the Relevant Financial Centre is Helsinki, five) major banks selected by the Calculation Agent in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the Benchmark (which, if EURIBOR is the relevant Benchmark, shall be the Euro-zone).

'Register' shall have the meaning contained in Condition 2.

'Registered Notes' shall have the meaning contained in Condition 2.

'Relevant Date' shall have the meaning contained in Condition 9.

'Relevant Financial Centre' means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the financial centre as may be specified as such hereon or, if none is so specified, the financial centre with which the relevant Benchmark is most closely connected (which, in the case of EURIBOR, shall be the Euro-zone) or, if none is so connected, London.

'Relevant Rate' means the Benchmark for a Representative Amount of the Specified Currency for a period (if applicable or appropriate to the Benchmark) equal to the Specified Duration commencing on the Effective Date.

'Relevant Time' means, with respect to any Interest Determination Date, the local time in the Relevant Financial Centre specified hereon or, if none is specified, the local time in the Specified Financial Centre at which it is customary to determine bid and offered rates in respect of deposits in the Relevant Currency in the interbank market in the Relevant Financial Centre or, if no such customary time exists, 11.00 hours in the Relevant Financial Centre and for the purpose of this definition 'local time' means, with respect to Europe and the Euro-zone as a Relevant Financial Centre, Central European Time.

'Representative Amount' means, with respect to any Floating Rate to be determined on an Interest Determination Date, the amount specified as such hereon or, if none is specified, an amount that is representative for a single transaction in the relevant market at the time.

'Restricted Global Certificate' shall mean a permanent registered global certificate which will initially represent Registered Notes issued by Rabobank Nederland which are sold in the United States to qualified institutional buyers within the meaning of Rule 144A under the United States Securities Act of 1933 (the 'Securities Act').

'Specified Currency' means the currency specified as such hereon or, if none is specified, the currency in which the Notes are denominated.

'Specified Duration' means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the duration specified hereon or, if none is specified, a period of time equal to the relative Interest Accrual Period, ignoring any adjustment pursuant to Condition 6(b)(ii).

'Start Date' means the date from which interest for the relevant period begins to accrue.

'Substituted Debtor' shall have the meaning contained in Condition 12(c)(i).

'Substitution Guarantee' shall have the meaning contained in Condition 12(c)(i).

'TARGET Business Day' means a day on which the TARGET System is operating.

'TARGET System' means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System or any successor thereto.

'Unit' shall have the meaning contained in Condition 6(g)(iii).

(b) References to capitalised terms not defined in Condition 1(a) are to those terms as defined in the first paragraph of the preamble to these Conditions.

2. Form, Denomination and Title

The Notes are issued in bearer form ('Bearer Notes', which expression includes Notes that are specified to be Exchangeable Bearer Notes), in registered form ('Registered Notes') or in bearer form exchangeable for Registered Notes ('Exchangeable Bearer Notes') in each case in the Specified Denomination(s) shown hereon.

All Registered Notes shall have the same Denomination. Where Exchangeable Bearer Notes are issued, the Registered Notes for which they are exchangeable shall have the same Specified Denomination as the lowest denomination of Exchangeable Bearer Notes.

This Note is a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, an Index Linked Redemption Note, an Instalment Note, a Dual Currency Note or a Partly Paid Note, a combination of any of the foregoing or any other kind of Note, depending upon the Interest and Redemption/Payment Basis shown hereon.

Bearer Notes are serially numbered and are issued with Coupons (and, where appropriate, a Talon) attached, save in the case of Zero Coupon Notes in which case references to interest (other than in relation to interest due after the Maturity Date), Coupons and Talons in these Conditions are not applicable. Instalment Notes are issued with one or more Receipts attached.

Bearer Notes to be listed on Euronext Amsterdam N.V. may be issued in CF-form ('CF-Form Notes'). CF-Form Notes will be numbered in accordance with the rules of Euronext Amsterdam N.V.

Registered Notes are represented by registered certificates ('Certificates') and, save as provided in Condition 3(c), each Certificate shall represent the entire holding of Registered Notes by the same holder. Notes issued by Rabobank Nederland and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act will initially be represented by a Restricted Global Certificate in registered form.

Title to the Bearer Notes and the Receipts, Coupons and Talons appertaining thereto shall pass by delivery and title to the Registered Notes shall pass by registration in the register which the relevant Issuer shall procure to be kept by the Registrar in accordance with the provisions of the Agency Agreement (the 'Register'), unless applicable law provides otherwise or provides for additional formalities for transfer of title. In so far as applicable law requires notification to the debtor for a valid transfer of title to the Registered Notes, the registration of the transfer by the Registrar shall constitute evidence of this notification. Except as ordered by a court of competent jurisdiction or as required by law, the holder (as defined below) of any Note, Receipt, Coupon or Talon shall be deemed to be and may be treated as its absolute owner for all purposes, whether or not it is overdue and regardless of any notice of ownership, trust or an interest in it, any writing on it (or on the Certificate representing it) or its theft or loss (or that of the related Certificate) and no person shall be liable for so treating the holder.

In these Conditions, 'Noteholder' means the bearer of any Bearer Note and the Receipts relating to it or the person in whose name a Registered Note is registered (as the case may be), 'holder' (in relation to a Note, Receipt, Coupon or Talon) means the bearer of any Bearer Note, Receipt, Coupon or Talon or the person in whose name a Registered Note is registered (as the case may be) and capitalised terms have the meanings given to them hereon, the absence of any such meaning indicating that such term is not applicable to the Notes.

3. Exchanges of Exchangeable Bearer Notes and Transfers of Registered Notes

(a) *Exchange of Exchangeable Bearer Notes*

Subject as provided in Condition 3(f), Exchangeable Bearer Notes may be exchanged for the same nominal amount of Registered Notes at the request in writing of the relevant Noteholder and upon surrender of each Exchangeable Bearer Note to be exchanged, together with all unmatured Receipts, Coupons and Talons relating to it, at the specified office of any Transfer Agent; provided, however, that where an Exchangeable Bearer Note is surrendered for exchange after the Record Date for any payment of interest, the Coupon in respect of that payment of interest need not be surrendered with it. Registered Notes may not be exchanged for Bearer Notes. Bearer Notes of one Specified Denomination may not be exchanged for Bearer Notes of another Specified Denomination. Bearer Notes that are not Exchangeable Bearer Notes may not be exchanged for Registered Notes.

(b) *Transfer of Registered Notes*

One or more Registered Notes may be transferred upon the surrender (at the specified office of the Registrar or any Transfer Agent) of the Certificate representing such Registered Notes to be transferred, together with the form of transfer endorsed on such Certificate (or such other form of transfer substantially in the same form and containing the same representations and certifications (if any), unless otherwise agreed by the relevant Issuer and the Fiscal Agent), duly completed and executed, together with any other evidence as the Registrar or Transfer Agent may reasonably require. In so far as applicable law requires notification to the debtor for a valid transfer of title to the Registered Notes, the registration of the transfer by the Registrar shall constitute evidence of this notification. In the case of a transfer of part only of a holding of Registered Notes represented by one Certificate, a new Certificate shall be issued to the transferee in respect of the part transferred and a further new Certificate in respect of the balance of the holding not transferred shall be issued to the transferor.

(c) *Exercise of Options or Partial Redemption in Respect of Registered Notes*

In the case of an exercise of an Issuer's or Noteholder's option in respect of, or a partial redemption of, a holding of Registered Notes represented by a single Certificate, a new Certificate shall be issued to the holder to reflect the exercise of such option or in respect of the balance of the holding not redeemed. In the case of a partial exercise of an option resulting in Registered Notes of the same holding having different terms, separate Certificates shall be issued in respect of those Notes of that holding that have the same terms. New Certificates shall only be issued against surrender of the existing Certificates to the Registrar or any Transfer Agent. In the case of a transfer of Registered Notes to a person who is already a holder of Registered Notes, a new Certificate representing the enlarged holding shall only be issued against surrender of the Certificate representing the existing holding.

(d) *Delivery of New Certificates*

Each new Certificate to be issued pursuant to Conditions 3(a), (b) or (c) shall be available for delivery within three business days of receipt of the request for exchange, form of transfer or Exercise Notice or surrender of the Certificate for exchange. Delivery of the new Certificate(s) shall be made at the specified office of the Transfer Agent or of the Registrar (as the case may be) to whom delivery or surrender of such request for exchange, form of transfer, Exercise Notice or Certificate shall have been made or, at the option of the holder making such delivery or surrender as aforesaid and as specified in the relevant request for exchange, form of transfer, Exercise Notice or otherwise in writing, be mailed by uninsured post at the risk of the holder entitled to the new Certificate to such address as may be so specified, unless such holder requests otherwise and pays in advance to the relevant Agent the costs of such other method of delivery and/or such insurance as it may specify. In this Condition 3(d), 'business day' means a day, other than a Saturday or Sunday, on which banks are open for business in the place of the specified office of the relevant Transfer Agent or the Registrar.

(e) *Exchange Free of Charge*

Exchange and transfer of Notes and Certificates on registration, transfer, partial redemption or exercise of an option shall be effected without charge by or on behalf of the relevant Issuer, the Registrar or the Transfer Agents, but upon payment of any tax or other governmental charges that may be imposed in relation to it (or the giving of such indemnity as the Registrar or the relevant Transfer Agent may require).

(f) *Closed Periods*

No Noteholder may require the transfer of a Registered Note to be registered or an Exchangeable Bearer Note to be exchanged for one or more Registered Note(s) (i) during the period of 15 days ending on the due date for redemption of, or payment of any Instalment Amount in respect of, that Note, (ii) during the period of 15 days before any date on which Notes may be called for redemption by the relevant Issuer at its option pursuant to Condition 7(d) or (iii) after any such Note has been called for redemption. An

Exchangeable Bearer Note called for redemption may, however, be exchanged for one or more Registered Note(s) in respect of which the Certificate is simultaneously surrendered not later than the relevant Record Date.

4. **Guarantee and Status**

(a) ***Guarantee***

The Guarantor has unconditionally and irrevocably guaranteed the due payment of all sums expressed to be payable by Rabo Australia and Rabobank Ireland under the Notes, Receipts and Coupons. Its obligations in that respect are contained in a guarantee dated October 15, 2004 (as amended or supplemented as at the Issue Date, the 'Guarantee').

(b) ***Status of Notes and Guarantee***

Unless otherwise agreed upon by the relevant Issuer and the Relevant Dealer or Dealers in respect of any issue as set forth in the relevant Pricing Supplement, the Notes and the Receipts and Coupons relating to them constitute unsubordinated and (subject to Condition 5) unsecured obligations of the relevant Issuer and such Notes or, as the case may be, Receipts and Coupons of that Issuer shall at all times rank pari passu and without any preference among themselves (save for certain mandatory exceptions provided by law). The payment obligations of the relevant Issuer under the Notes and the Receipts and Coupons relating to them and of the Guarantor under the Guarantee shall, save for such exceptions as may be provided by applicable law and subject to Condition 5, at all times rank equally with all other unsecured and unsubordinated indebtedness and monetary obligations of the relevant Issuer and the Guarantor, respectively, present and future.

If the relevant Issuer and the relevant Dealer agree and so specify in the relevant Pricing Supplement, and subject to compliance with all relevant laws, regulations and directives, the Notes and the Receipts and Coupons relating thereto may constitute subordinated and unsecured obligations of the relevant Issuer and such Notes or, as the case may be, Receipts and Coupons of that Issuer shall at all times rank pari passu and without any preference among themselves (save for certain mandatory provisions preferred by law). The payment obligations of the relevant Issuer under any such subordinated Notes and the Receipts and Coupons relating thereto and of the Guarantor under the Guarantee shall, save for such exceptions as may be provided by applicable law, at all times rank equally with all other subordinated indebtedness of the relevant Issuer and the Guarantor, respectively, present and future.

5. **Negative Pledge**

So long as any of the Notes remains outstanding (as defined in the Agency Agreement), each Issuer and the Guarantor undertakes not to secure any other indebtedness which is both (a) represented by bonds, notes or other securities which have an initial life exceeding two years and which are for the time being, or are intended to be, quoted, listed, ordinarily dealt in or traded on any stock exchange or over-the-counter or other similar securities market and (b) not Domestic Indebtedness.

In this Condition, 'Domestic Indebtedness' means any indebtedness of each Issuer or the Guarantor which is denominated or payable (at the option of any party) in Euro unless 50 per cent. or more thereof in aggregate principal amount is initially offered or sold outside The Netherlands.

6. **Interest and other Calculations**

(a) ***Interest on Fixed Rate Notes***

Each Fixed Rate Note bears interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date.

If a Fixed Coupon Amount or a Broken Amount is specified hereon, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken Amount so specified and in the case of the Broken Amount will be payable on the particular Interest Payment Date(s) specified hereon.

Interest shall cease to accrue on each Note on the due date for redemption unless, upon due presentation, payment of principal is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Interest Rate in the manner provided in this Condition 6 to the Relevant Date.

(b) Interest on Floating Rate Notes and Index Linked Interest Notes

(i) *Interest Payment Dates:* Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. Such Interest Payment Date(s) is/are either shown hereon as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are shown hereon, Interest Payment Date shall mean each date which falls the number of months or other period shown hereon as the Specified Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

(ii) *Business Day Convention:* If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

(iii) *Rate of Interest on Floating Rate Notes:* The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified hereon and the provisions below relating to ISDA Determination, Screen Rate Determination or any other method of determination which may be provided in the Pricing Supplement shall apply, depending upon which is specified hereon.

(A) ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified hereon as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate plus or minus (as indicated hereon) the Margin (if any). For the purposes of this sub-paragraph (A), 'ISDA Rate' for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(x) the Floating Rate Option is as specified hereon;

(y) the Designated Maturity is a period specified hereon; and

(z) the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified hereon.

For the purposes of this sub-paragraph (A), 'Floating Rate', 'Calculation Agent', 'Floating Rate Option', 'Designated Maturity', 'Reset Date' and 'Swap Transaction' have the meanings given to those terms in the ISDA Definitions.

(B) *Screen Rate Determination for Floating Rate Notes*

Where Screen Rate Determination is specified hereon as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent at or about the Relevant Time on the Interest Determination Date in respect of such Interest Accrual Period in accordance with the following:

(x) if the Primary Source for the Floating Rate is a Page, subject as provided below, the Rate of Interest shall be:

(i) the Relevant Rate (where such Relevant Rate on such Page is a composite quotation or is customarily supplied by one entity); or

(ii) the arithmetic mean of the Relevant Rates of the persons whose Relevant Rates appear on that Page,

in each case appearing on such Page at the Relevant Time on the Interest Determination Date;

(y) if the Primary Source for the Floating Rate is Reference Banks or if sub-paragraph (x)(i) applies and no Relevant Rate appears on the Page at the Relevant Time on the Interest Determination Date or if sub-paragraph (x)(ii) applies and fewer than two Relevant Rates appear on the Page at the Relevant Time on the Interest Determination Date, subject as provided below, the Rate of Interest shall be the arithmetic mean of the Relevant Rates that each of the Reference Banks is quoting to leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date, as determined by the Calculation Agent;

(z) if paragraph (y) above applies and the Calculation Agent determines that fewer than two Reference Banks are so quoting Relevant Rates, subject as provided below, the Rate of Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) that the Calculation Agent determines to be the rates (being the nearest equivalent to the Benchmark) in respect of a Representative Amount of the Specified Currency that at least two out of five leading banks selected by the Calculation Agent in the principal financial centre of the country of the Specified Currency or, if the Specified Currency is Euro, in the Euro-zone as selected by the Calculation Agent (the 'Principal Financial Centre') are quoting at or about the Relevant Time on the date on which such banks would customarily quote such rates for a period commencing on the Effective Date for a period equivalent to the Specified Duration (i) to leading banks carrying on business in Europe, or (if the Calculation Agent determines that fewer than two of such banks are so quoting to leading banks in Europe) (ii) to leading banks carrying on business in the Principal Financial Centre; except that, if fewer than two of such banks are so quoting to leading banks in the Principal Financial Centre, the Rate of Interest shall be the Rate of Interest determined on the previous Interest Determination Date (after readjustment for any difference between any Margin, Rate Multiplier or Maximum or Minimum Rate of Interest applicable to the preceding Interest Accrual Period and to the relevant Interest Accrual Period);

(iv) *Rate of Interest for Index Linked Interest Notes:* The Rate of Interest in respect of Index Linked Interest Notes for each Interest Accrual Period shall be determined in the manner specified hereon and interest will accrue by reference to an Index or Formula as specified hereon.

(c) ***Zero Coupon Notes***

Where a Note the Interest Basis of which is specified to be Zero Coupon is repayable prior to the Maturity Date and is not paid when due, the amount due and payable prior to the Maturity Date shall be the Early Redemption Amount of such Note. As from the Maturity Date, the Rate of Interest for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortisation Yield (as described in Condition 7(b)(i)).

(d) ***Dual Currency Notes***

In the case of Dual Currency Notes, if the rate or amount of interest fails to be determined by reference to a Rate of Exchange or a method of calculating Rate of Exchange, the rate or amount of interest payable shall be determined in the manner specified hereon.

(e) ***Partly Paid Notes***

In the case of the Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified hereon.

(f) ***Accrual of Interest***

Interest shall cease to accrue on each Note on the due date for redemption unless, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 5 to the Relevant Date (as defined in Condition 9).

(g) ***Margin, Maximum/Minimum Rates of Interest, Instalment Amounts and Redemption Amounts, Rate Multipliers and Rounding***

(i) If any Margin or Rate Multiplier is specified hereon (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), calculated in accordance with (b) above by adding (if a positive number) or subtracting the absolute value (if a negative number) of such Margin or multiplying by such Rate Multiplier, subject always to the next paragraph;

(ii) If any Maximum or Minimum Rate of Interest, Instalment Amount or Redemption Amount is specified hereon, then any Rate of Interest, Instalment Amount or Redemption Amount shall be subject to such maximum or minimum, as the case may be;

(iii) For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of yen, which shall be rounded down to the nearest yen. For these purposes 'unit' means the lowest amount of such currency that is available as legal tender in the country of such currency.

(h) ***Calculations***

The amount of interest payable in respect of any Note for any period shall be calculated by multiplying the product of the Rate of Interest and the outstanding nominal amount of such Note by the Day Count Fraction, unless an Interest Amount (or a formula for its calculation) is specified in respect of such period, in which case the amount of interest payable in respect of such Note for such period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

(i) ***Determination and Publication of Rates of Interest, Interest Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts and Instalment Amounts***

As soon as practicable after the relevant time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, it shall determine such rate and calculate the Interest Amounts in respect of each Specified Denomination of the Notes for the relevant Interest Accrual Period, calculate the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or Instalment Amount, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the

Interest Amounts for each Interest Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or any Instalment Amount to be notified to the Fiscal Agent, the relevant Issuer, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes that is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange and the rules of such exchange so require, such exchange as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (ii) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to Condition 6(b)(ii), the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If the Notes become due and payable under Condition 11, the accrued interest and the Rate of Interest payable in respect of the Notes shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Rate of Interest or the Interest Amount so calculated need be made. The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

(j) Calculation Agent and Reference Banks

The relevant Issuer shall procure that there shall at all times be four Reference Banks (or such other number as may be required) with offices in the Relevant Financial Centre and one or more Calculation Agents if provision is made for them hereon and for so long as any Note is outstanding (as defined in the Agency Agreement). If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank, then the relevant Issuer shall appoint another Reference Bank with an office in the Relevant Financial Centre to act as such in its place. Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, or to comply with any other requirement, the relevant Issuer shall appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal London office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

7. Redemption, Purchase and Options

(a) Redemption by Instalments and Final Redemption

(i) Unless previously redeemed, purchased and cancelled as provided in this Condition 7 or the relevant Instalment Date (being one of the dates so specified hereon) is extended pursuant to any Issuer's or Noteholder's option in accordance with Condition 7(d) or 7(e), each Note that provides for Instalment Dates and Instalment Amounts shall be partially redeemed on each Instalment Date at the related Instalment Amount specified hereon. The outstanding nominal amount of each such Note shall be reduced by the Instalment Amount (or, if such Instalment Amount is calculated by reference to a proportion of the nominal amount of such Note, such proportion) for all purposes with effect from the related Instalment Date, unless payment of the Instalment Amount is improperly withheld or refused on presentation of the related Receipt, in which case, such amount shall remain outstanding until the Relevant Date relating to such Instalment Amount.

(ii) *Unless previously redeemed,* purchased and cancelled as provided below or its maturity is extended pursuant to any Issuer's or Noteholder's option in accordance with Condition 7(d) or 7(e), each Note shall be finally redeemed on the Maturity Date specified hereon at its Final Redemption Amount (which, unless otherwise provided, is its nominal amount) or, in the case of a Note falling within paragraph (i) above, its final Instalment Amount.

(b) *Early Redemption*

(i) *Zero Coupon Notes*

(A) The Early Redemption Amount payable in respect of any Zero Coupon Note, the Early Redemption Amount of which is not linked to an index and/or a formula, upon redemption of such Note pursuant to Condition 7(c) or upon it becoming due and payable as provided in Condition 11 shall be the Amortised Face Amount (calculated as provided below) of such Note unless otherwise specified hereon.

(B) Subject to the provisions of sub-paragraph (C) below, the Amortised Face Amount of any such Note shall be the scheduled Final Redemption Amount of such Note on the Maturity Date discounted at a rate per annum (expressed as a percentage) equal to the Amortisation Yield (which, if none is shown hereon, shall be such rate as would produce an Amortised Face Amount equal to the issue price of the Notes if they were discounted back to their issue price on the Issue Date) compounded annually.

(C) If the Early Redemption Amount payable in respect of any such Note upon its redemption pursuant to Condition 7(c) or upon it becoming due and payable as provided in Condition 11 is not paid when due, the Early Redemption Amount due and payable in respect of such Note shall be the Amortised Face Amount of such Note as defined in sub-paragraph (B) above, except that such sub-paragraph shall have effect as though the reference therein to the date on which the Note becomes due and payable were replaced by a reference to the Relevant Date. The calculation of the Amortised Face Amount in accordance with this sub-paragraph shall continue to be made (as well after as before judgment) until the Relevant Date, unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be the scheduled Final Redemption Amount of such Note on the Maturity Date together with any interest that may accrue in accordance with Condition 6(c).

Where such calculation is to be made for a period of less than one year, it shall be made on the basis of the Day Count Fraction shown hereon.

(ii) *Other Notes:* The Early Redemption Amount payable in respect of any Note (other than Notes described in (i) above), upon redemption of such Note pursuant to Condition 7(c) or upon it becoming due and payable as provided in Condition 11, shall be the Final Redemption Amount unless otherwise specified hereon.

(c) *Redemption for Taxation Reasons*

The Notes may be redeemed at the option of the relevant Issuer in whole, but not in part, on any Interest Payment Date or, if so specified hereon, at any time, on giving not less than 30 nor more than 45 days' notice to the Noteholders (which notice shall be irrevocable), at their Early Redemption Amount (as described in Condition 7(b) above) (together with interest accrued to the date fixed for redemption), if (i) the relevant Issuer (or, if the Guarantee were called, the Guarantor) has or will become obliged to pay additional amounts as provided or referred to in Condition 9 as a result of any change in, or amendment to, the laws or regulations of the Netherlands, in respect of any Issuer and the Guarantor, Australia in respect of Rabo Australia and Rabobank Australia Branch, Ireland in respect of Rabobank Ireland and Singapore in respect of Rabobank Singapore Branch or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the Issue Date, and (ii) such obligation cannot be avoided by the relevant Issuer (or the Guarantor, as the case may be) taking reasonable measures available to it, provided that no such notice of redemption shall be given earlier

than 90 days prior to the earliest date on which the relevant Issuer (or the Guarantor, as the case may be) would be obliged to pay such additional amounts were a payment in respect of the Notes (or the Guarantee, as the case may be) then due. Before the publication of any notice of redemption pursuant to this paragraph, the relevant Issuer shall deliver to the Fiscal Agent a certificate signed by two Directors of the relevant Issuer (or the Guarantor, as the case may be) stating that the relevant Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the relevant Issuer so to redeem have occurred, and an opinion of independent legal advisers of recognised standing to the effect that the relevant Issuer (or the Guarantor, as the case may be) has or will become obliged to pay such additional amounts as a result of such change or amendment.

(d) Redemption at the Option of the Issuer and Exercise of Issuer's Options

If Call Option is specified hereon, the relevant Issuer may, on giving not less than 15 nor more than 30 days' irrevocable notice to the Noteholders (or such other notice period as may be specified hereon) redeem, or exercise any Issuer's option (as may be described hereon) in relation to all or, if so provided, some of the Notes on any Optional Redemption Date or Option Exercise Date, as the case may be. Any such redemption of Notes shall be at their Optional Redemption Amount together with interest accrued to the date fixed for redemption. Any such redemption or exercise must relate to Notes of a nominal amount at least equal to the minimum nominal amount to be redeemed specified hereon and no greater than the maximum nominal amount to be redeemed specified hereon.

All Notes in respect of which any such notice is given shall be redeemed, or the Issuer's option shall be exercised, on the date specified in such notice in accordance with this Condition.

In reply to the case of a partial redemption or a partial exercise of an Issuer's option, the notice to Noteholders shall also contain the certificate numbers of the Bearer Notes, or in the case of Registered Notes shall specify the nominal amount of Registered Notes drawn and the holder(s) of such Registered Notes, to be redeemed or in respect of which such option has been exercised, which shall have been drawn in such place and in such manner as may be fair and reasonable in the circumstances, taking account of prevailing market practices, subject to compliance with any applicable laws and stock exchange requirements. So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that Stock Exchange so require, the relevant Issuer shall, once in each year in which there has been a partial redemption of the Notes, cause to be published in a leading newspaper of general circulation in Luxembourg a notice specifying the aggregate nominal amount of Notes outstanding and a list of the Notes drawn for redemption but not surrendered.

(e) Redemption at the Option of Noteholders and Exercise of Noteholders' Options

If Put Option is specified hereon, the relevant Issuer shall, at the option of the holder of any such Note, upon the holder of such Note giving not less than 15 nor more than 30 days' notice to the relevant Issuer (or such other notice period as may be specified hereon), redeem such Note on the Optional Redemption Date(s) at its Optional Redemption Amount together with interest accrued to the date fixed for redemption.

To exercise such option or any other Noteholders' option that may be set out hereon (which must be exercised on an Option Exercise Date) the holder must deposit (in the case of Bearer Notes) such Note (together with all unmatured Receipts and Coupons and unexchanged Talons) with any Paying Agent or (in the case of Registered Notes) the Certificate representing such Note(s) with the Registrar or any Transfer Agent at its specified office, together with a duly completed option exercise notice ('Exercise Notice') in the form obtainable from any Paying Agent, the Registrar or any Transfer Agent (as applicable) within the notice period. No Note or Certificate so deposited and option exercised may be withdrawn (except as provided in the Agency Agreement) without the prior consent of the relevant Issuer.

(f) Partly Paid Notes

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the provisions specified hereon.

(g) Purchases

The relevant Issuer, the Guarantor and any of its subsidiaries may at any time purchase Notes (provided that all unmatured Receipts and Coupons and unexchanged Talons relating thereto are attached thereto or surrendered therewith) in the open market or otherwise at any price.

(h) Cancellation

All Notes purchased by or on behalf of the relevant Issuer (other than Bearer Notes purchased in the ordinary course of business of dealing in securities or in the name of another party) will be cancelled forthwith together with all Notes redeemed by the relevant Issuer (together with all unmatured Receipts and Coupons and unexchanged Talons attached thereto or surrendered therewith), and may not be reissued or resold and the obligations of the relevant Issuer and the Guarantor in respect of any such Notes shall be discharged. All Notes purchased by or on behalf of the Guarantor or any of its affiliates (other than the relevant Issuer) may be cancelled forthwith (together with all unmatured Receipts and Coupons and unexchanged Talons attached thereto or surrendered therewith), and may not be reissued or resold and the obligations of the relevant Issuer and the Guarantor in respect of any such Notes shall be discharged. Notes that have been cancelled shall, together with all unmatured Receipts and Coupons and all unexchanged Talons be surrendered to the Fiscal Agent, in the case of Registered Notes, by surrendering the Certificate representing such Notes to the Registrar.

8. Payments and Talons

(a) Bearer Notes

Payments of principal and interest in respect of Bearer Notes shall, subject as mentioned below, be made against presentation and surrender of the relevant Receipts (in the case of payments of Instalment Amounts other than on the due date for redemption and provided that the Receipt is presented for payment together with its relative Note), Notes (in the case of all other payments of principal and, in the case of interest, as specified in Condition 8(f)(vi)) or Coupons (in the case of interest, save as specified in Condition 8(f)(vi)), as the case may be, at the specified office of any Paying Agent outside the United States and Australia by a cheque payable in the relevant currency drawn on, or, at the option of the holder, by transfer to an account denominated in such currency with, a Bank. 'Bank' means a bank in the principal financial centre for such currency, or in the case of Euro, in a city in which banks have access to the TARGET system and (ii) in the case of Japanese yen, the transfer shall be to a non-resident Japanese yen account with a bank in Japan (in the case of payment to a non-resident of Japan).

Payments of principal and interest in the case of CF-Form Notes shall be made in accordance with the agreement concluded between the relevant Issuer and the 'Algemeen Obligatiekantoor van het Centrum voor Fondsenadministratie B.V.' in Amsterdam (the 'Centrum'), under which the relevant Issuer will have accepted the rules and regulations of the Centrum.

(b) Registered Notes

(i) Payments of principal (which for the purposes of this Condition 8(b) shall include final Instalment Amounts but not other Instalment Amounts) in respect of Registered Notes shall be made against presentation and surrender of the relevant Certificates at the specified office of any of the Transfer Agents or of the Registrar and in the manner provided in paragraph (ii) below.

(ii) Interest (which for the purpose of this Condition 8(b) shall include all Instalment Amounts other than final Instalment Amounts) on Registered Notes shall be paid to the person shown on the Register at the close of business on the fifteenth day before the due date for payment thereof or in case of Registered Notes to be cleared through DTC, on the fifteenth DTC business day before the due date for payment thereof (the 'Record Date'). For the purpose of this Condition 8(b), 'DTC business day' means any day on which DTC is open for business. Payments of interest on each Registered Note shall be made in the relevant currency by cheque drawn on a bank mailed to the holder (or to the first named of joint holders) of such Note at its

address appearing in the Register, provided that no such cheque will be mailed to an address in Australia. Upon application by the holder to the specified office of the Registrar or any Transfer Agent before the Record Date, such payment of interest may be made by transfer to an account in the relevant currency maintained by the payee with a Bank.

(iii) *Payments through DTC:* Registered Notes, if specified in the relevant Pricing Supplement, will be issued in the form of one or more Global Certificates and may be registered in the name of, or in the name of a nominee for, DTC. Payments of principal and interest in respect of Registered Notes denominated in U.S. Dollars will be made in accordance with Conditions 8(b)(i) and 8(b)(ii). Payments of principal and interest in respect of Registered Notes registered in the name of, or in the name of a Nominee for, DTC and denominated in a Specified Currency other than U.S. dollars will be made or procured to be made by the Fiscal Agent in the Specified Currency in accordance with the following provisions. The amounts in such Specified Currency payable by the Fiscal Agent or its agent to DTC with respect to Registered Notes held by DTC or its nominee will be received from the issuer by the Fiscal Agent who will make payments in such Specified Currency by wire transfer of same day funds to the designated bank account in such Specified Currency of those DTC participants entitled to receive the relevant payment who have made an irrevocable election to DTC, in the case of interest payments, on or prior to the third DTC business day after the Record Date for the relevant payment of interest and, in the case of payments or principal, at least 12 DTC business days prior to the relevant payment date, to receive that payment in such Specified Currency. The Fiscal Agent, after the Exchange Agent has converted amounts in such Specified Currency into U.S. dollars, will cause the Exchange Agent to deliver such U.S. dollar amount in same day funds to DTC for payment through its settlement system to those DTC participants entitled to receive the relevant payment who did not elect to receive such payment in such Specified Currency. The Agency Agreement sets out the manner in which such conversions are to be made.

(c) ***Payments in the United States***

Notwithstanding the foregoing, if any Bearer Notes are denominated in U.S. dollars, payments in respect thereof may be made at the specified office of any Paying Agent in New York City in the same manner as aforesaid if (i) the relevant Issuer shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment of the amounts on the Notes in the manner provided above when due, (ii) payment in full of such amounts at all such offices is illegal or effectively precluded by exchange controls or other similar restrictions on payment or receipt of such amounts and (iii) such payment is then permitted by United States law, without involving, in the opinion of the relevant Issuer, any adverse tax consequence to such Issuer.

(d) ***Payments Subject to Fiscal Laws***

All payments are subject in all cases to any applicable fiscal or other laws, regulations and directives in the place of payment, but without prejudice to the provisions of Condition 9. No commission or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(e) ***Appointment of Agents***

The Fiscal Agent, the Paying Agents, the Registrar, the Transfer Agents, the Exchange Agent and the Calculation Agent initially appointed by the Issuers and the Guarantor and their respective specified offices are listed below. The Fiscal Agent, the Paying Agents, the Registrar, Transfer Agents, the Exchange Agent and the Calculation Agent(s) act solely as agents of the Issuers and the Guarantor and do not assume any obligation or relationship of agency or trust for or with any Noteholder or Couponholder. The Issuers and the Guarantor reserve the right at any time to vary or terminate the appointment of the Fiscal Agent, any other Paying Agent, the Registrar, any Transfer Agent, the Exchange Agent or the Calculation Agent(s) and to appoint additional or other Paying Agents or Transfer Agents, provided that the Issuers shall at all times maintain (i) a Fiscal Agent, (ii) a Registrar

in relation to Registered Notes, (iii) a Transfer Agent in relation to Registered Notes in Luxembourg, (iv) one or more Calculation Agent(s) where the Conditions so require, (v) Paying Agents having specified offices in at least two major European cities (including Luxembourg) so long as the Notes are listed on the Luxembourg Stock Exchange, (vi) an Exchange Agent, (vii) such other agents as may be required by the rules of any other stock exchange on which the Notes may be listed and (viii) a Paying Agent with a specified office in a European Union member state that will not be obliged to withhold or deduct tax pursuant to the European Council Union Directive 2003/48/EC or any other European Union Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive.

In addition, the relevant Issuer and the Guarantor shall forthwith appoint a Paying Agent in New York City in respect of any Bearer Notes denominated in U.S. dollars in the circumstances described in paragraph (c) above.

Notice of any such change or any change of any specified office shall promptly be given to the Noteholders.

(f) Unmatured Coupons and Receipts and unexchanged Talons

(i) Unless the Notes provide that the relative Coupons are to become void upon the due date for redemption of those Notes, Bearer Notes should be surrendered for payment together with all unmatured Coupons (if any) relating thereto, failing which an amount equal to the face value of each missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the amount of such missing unmatured Coupon that the sum of principal so paid bears to the total principal due) shall be deducted from the Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, due for payment. Any amount so deducted shall be paid in the manner mentioned above against surrender of such missing Coupon within a period of 10 years from the Relevant Date for the payment of such principal (whether or not such Coupon has become void pursuant to Condition 10).

(ii) If the Notes so provide, upon the due date for redemption of any Bearer Note, unmatured Coupons relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of them.

(iii) Upon the due date for redemption of any Bearer Note, any unexchanged Talon relating to such Note (whether or not attached) shall become void and no Coupon shall be delivered in respect of such Talon.

(iv) Upon the due date for redemption of any Bearer Note that is redeemable in instalments, all Receipts relating to such Note having an Instalment Date falling on or after such due date (whether or not attached) shall become void and no payment shall be made in respect of them.

(v) Where any Bearer Note that provides that the relative unmatured Coupons are to become void upon the due date for redemption of those Notes is presented for redemption without all unmatured Coupons and any unexchanged Talon relating to it, and where any Bearer Note is presented for redemption without any unexchanged Talon relating to it, redemption shall be made only against the provision of such indemnity as the Issuer may require.

(vi) If the due date for redemption of any Note is not a due date for payment of interest, interest accrued from the preceding due date for payment of interest or the Interest Commencement Date, as the case may be, shall only be payable against presentation (and surrender if appropriate) of the relevant Bearer Note or Certificate representing it, as the case may be. Interest accrued on a Note that only bears interest after its Maturity Date shall be payable on redemption of such Note against presentation of the relevant Note or Certificate representing it, as the case may be.

(g) ***Talons***

On or after the Interest Payment Date for the final Coupon forming part of a Coupon sheet issued in respect of any Bearer Note, the Talon forming part of such Coupon sheet may be surrendered at the specified office of the Fiscal Agent in exchange for a further Coupon sheet (and if necessary another Talon for a further Coupon sheet) (but excluding any Coupons that may have become void pursuant to Condition 10).

(h) ***Non-Business Days***

If any date for payment in respect of any Note, Receipt or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day nor to any interest or other sum in respect of such postponed payment. In this paragraph, 'business day' means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in the relevant place of presentation, in such jurisdictions as shall be specified as 'Financial Centres' hereon and:

(i) (in the case of a payment in a currency other than Euro) where payment is to be made by transfer to an account maintained with a bank in the relevant currency, on which foreign exchange transactions may be carried on in the relevant currency in the principal financial centre of the country of such currency (which in the case of Australian Dollars shall be Melbourne and in the case of New Zealand Dollars shall be Wellington); or

(ii) (in the case of a payment in Euro) which is a TARGET Business Day.

9. Taxation

All payments of principal and interest in respect of the Notes, the Receipts and the Coupons or under the Guarantee shall be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or within the Netherlands in the case of Rabobank Nederland, Rabobank Australia Branch, Rabobank Singapore Branch and the Guarantor, Australia in the case of Rabo Australia and Rabobank Australia Branch, Ireland in the case of Rabobank Ireland, Singapore in the case of Rabobank Singapore Branch, or any authority therein or thereof having power to tax, unless such withholding or deduction is required by law. In that event, the relevant Issuer or, as the case may be, the Guarantor shall pay such additional amounts (the 'Additional Amounts') as shall result in receipt by the Noteholders and the Couponholders of such amounts as would have been received by them had no such withholding or deduction been required, except that no Additional Amounts shall be payable with respect to any Note, Receipt or Coupon presented for payment:

(i) in the country of incorporation of the Issuer;

(ii) by or on behalf of a holder thereof who is liable for such taxes or duties in respect of such Note, Receipt or Coupon by reason of such holder having some connection with the Netherlands, Australia, Ireland or Singapore, as the case may be, other than by reason only of the holding of such Note, Receipt or Coupon or the receipt of the relevant payment in respect thereof;

(iii) by or on behalf of a holder who could lawfully avoid (but has not so avoided) such deduction or withholding by complying or procuring that any third party complies with any statutory requirements or by making or procuring that a third party makes a declaration of non-residence or other similar claim for exemption to any tax authority in the place where the relevant Note (or Certificate representing it), Receipt or Coupon is presented for payment;

(iv) where such deduction or withholding is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other European Union Directive implementing the conclusion of the ECOFIN Council meetings of 26-27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive;

(v) (except in the case of Registered Notes) by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union;

(vi) more than 30 days after the Relevant Date except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting the same for payment on the expiry of such period of 30 days;

(vii) if the relevant Issuer and the relevant Dealer or Dealers in respect of any issue as set forth in the relevant Pricing Supplement provide hereon that the Notes are Domestic Notes for the purpose of this Condition;

(viii) in relation to Notes issued by Rabo Australia and Rabobank Australia Branch, if such Additional Amounts are payable by reason of the Noteholder being an associate of the Issuer for the purposes of Section 128F(6) of the Income Tax Assessment Act 1936 of Australia; or

(ix) in relation to Notes issued by Rabobank Ireland, to a person other than a non-Irish person. 'Non-Irish person' means any person, including any body corporate, not resident or ordinarily resident in Ireland and any person not under the control of Irish residents.

As used in these Conditions, 'Relevant Date' in respect of any Note, Receipt or Coupon means the date on which payment in respect of it first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (if earlier) the date on which notice is duly given to the Noteholders that, upon further presentation of the Note (or relative Certificate), Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation. References in these Conditions to (i) 'principal' shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortised Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 7 or any amendment or supplement to it, (ii) 'interest' shall be deemed to include all Interest Amounts and all other amounts payable pursuant to Condition 6 or any amendment or supplement to it and (iii) 'principal' and/or 'interest' shall be deemed to include any Additional Amounts that may be payable under this Condition.

10. Prescription

Claims against the Issuers and the Guarantor for payment of principal or interest in respect of the Notes, Receipts and Coupons (which for this purpose shall not include Talons) shall be prescribed and become void unless made within five years from the date on which such payment first becomes due.

11. Events of Default

If any of the following events ('Events of Default') occurs, the holder of any Note may by written notice to the relevant Issuer at its specified office declare such Note to be forthwith due and payable, whereupon the Early Redemption Amount of such Note together with accrued interest to the date of payment shall become immediately due and payable, unless such Event of Default shall have been remedied prior to the receipt of such notice by the relevant Issuer:

(i) default by the relevant Issuer is made for more than 30 days in the payment of interest or principal in respect of any of the Notes and, where the relevant Issuer is Rabo Australia or Rabobank Ireland, such default has not been remedied by the Guarantor making such payment; or

(ii) the relevant Issuer or the Guarantor fails to perform or observe any of its other obligations under the Notes or the Guarantee and such failure continues for the period of 60 days next following the service on the relevant Issuer or the Guarantor of notice requiring the same to be remedied; or

(iii) the relevant Issuer or the Guarantor fails in the due repayment of borrowed money which exceeds Euro 35,000,000 or its countervalue and such failure continues for a period of 30 days after notice of such failure has been received by the relevant Issuer or the Guarantor, or the relevant Issuer or the Guarantor fails to honour any guarantee or indemnity in excess of Euro 35,000,000 or its countervalue and such failure continues for a period of 30 days after notice of such failure has been received by the relevant Issuer or the Guarantor, provided that in each case no Event of Default shall be deemed to have occurred if the relevant Issuer or the Guarantor shall contest its liability in good faith or shall have been ordered not to make such payment by a competent court; or

(iv) the relevant Issuer or the Guarantor becomes bankrupt, an administrator is appointed, or an order is made or an effective resolution is passed for the winding-up, liquidation or administration of the relevant Issuer or the Guarantor (except for the purposes of a reconstruction or merger the terms of which have previously been approved by a meeting of Noteholders) or, in the case of Rabobank Nederland, Rabobank Australia Branch and Rabobank Singapore Branch, an application is filed for a declaration (which is not revoked within a period of 30 days), or a declaration is made, under Article 71 of the 1992 Act on the Supervision of the Credit System (*Wet toezicht kredietwezen 1992*), as modified or re-enacted from time to time, of the Netherlands in respect of Rabobank Nederland, Rabobank Australia Branch or Rabobank Singapore Branch or the relevant Issuer or the Guarantor compromises with its creditors generally or such measures are officially decreed; or

(v) the relevant Issuer or the Guarantor shall cease to carry on the whole or a substantial part of its business (except for the purposes of a reconstruction or merger the terms of which have previously been approved by a meeting of the Noteholders); or

(vi) the Guarantee is not (or is claimed by the Guarantor not to be) in full force and effect.

12. Meeting of Noteholders, Modifications and Substitutions

(a) Meetings of Noteholders

The Agency Agreement contains provisions for convening meetings of Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution (as defined in the Agency Agreement) of a modification of any of these Conditions. Such a meeting may be convened by the relevant Issuer, the Guarantor (where relevant) or Noteholders holding not less than 10 per cent. in nominal amount of the Notes for the time being outstanding. The quorum for any meeting convened to consider an Extraordinary Resolution shall be two or more persons holding or representing a clear majority in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting two or more persons being or representing Noteholders whatever the nominal amount of the Notes held or represented, unless the business of such meeting includes consideration of proposals, *inter alia*, (i) to amend the dates of maturity or redemption of any of the Notes, any Instalment Date or any date for payment of interest or Interest Amounts on the Notes, (ii) to reduce or cancel the nominal amount of, or any Instalment Amount of, or any premium payable on redemption of, the Notes, (iii) to reduce the rate or rates of interest in respect of the Notes or to vary the method or basis of calculating the rate or rates or amount of interest or the basis for calculating any Interest Amount in respect of the Notes, (iv) if a Minimum and/or a Maximum Rate of Interest is shown hereon, to reduce any such Minimum and/or Maximum, (v) to vary any method of, or basis for, calculating the Final Redemption Amount, the Early Redemption Amount or the Optional Redemption Amount including the method of calculating the Amortised Face Amount, (vi) to vary the currency or currencies of payment of the Notes, (vii) to modify the provisions concerning the quorum required at any meeting of Noteholders or any adjournment of such meeting or the majority required to pass the Extraordinary Resolution, (viii) to take any steps that as specified hereon may only be taken following approval by an Extraordinary Resolution to which the special quorum provisions apply, or (ix) to modify or cancel the Guarantee, in which case the necessary quorum shall be two or more persons holding or representing not less than 75 per cent. (or as otherwise agreed in the relevant Pricing Supplement), or at any adjourned meeting not less than 25 per cent., in nominal amount of the Notes for the time being outstanding. Any Extraordinary Resolution duly passed shall be binding on Noteholders (whether or not they were present at the meeting at which such resolution was passed) and on all Couponholders.

These Conditions may be amended, modified or varied in relation to any Series of Notes by the terms of the relevant Pricing Supplement in relation to such Series.

(b) Modification and Amendment of Agency Agreement

The relevant Issuer and the Guarantor shall only permit any modification of, or any waiver or authorisation of any breach or proposed breach of or any failure to comply with, the Agency Agreement, if to do so could not reasonably be expected to be prejudicial to the interests of the Noteholders.

The Agency Agreement may be amended by the Issuers, the Guarantor and the Fiscal Agent, without the consent of the Registrar, or any Paying Agent, Transfer Agent, Exchange Agent, Calculation Agent or holder, for the purpose of curing any ambiguity or of curing, correcting or supplementing any defective provision contained therein or in any manner which the Issuers, the Guarantor and the Fiscal Agent may mutually deem necessary or desirable and which does not adversely affect the interests of the holders.

(c) Substitution of the Issuers

(i) Any of the Issuers or any previous substitute of such Issuers under this Condition may, and the Noteholders and the Couponholders hereby irrevocably agree in advance that any of the Issuers or any previous substitute of such Issuers under this Condition may at any time, substitute any company (incorporated in any country in the world) controlling, controlled by or under common control with Rabobank Nederland as the principal debtor in respect of the Notes or undertake its obligations in respect of the Notes through any of its branches (any such company or branch, the 'Substituted Debtor'), provided that:

(a) such documents shall be executed by the Substituted Debtor and (if the Substituted Debtor is not the relevant Issuer) the relevant Issuer or any previous substitute as aforesaid as may be necessary to give full effect to the substitution (together the 'Documents') and (without limiting the generality of the foregoing) pursuant to which the Substituted Debtor shall undertake in favour of each Noteholder to be bound by these Conditions and the provisions of the Agency Agreement as fully as if the Substituted Debtor had been named in the Notes and the Agency Agreement as the principal debtor in respect of the Notes in place of the relevant Issuer or any previous substitute as aforesaid;

(b) without prejudice to the generality of sub-paragraph (a) hereof, where the Substituted Debtor is incorporated, domiciled or resident for taxation purposes in a territory other than the Netherlands (where the relevant Issuer is Rabobank Nederland, Rabobank Australia Branch or Rabobank Singapore Branch), Australia (where the relevant Issuer is Rabo Australia or Rabobank Australia Branch), Ireland (where the relevant Issuer is Rabobank Ireland), Singapore (where the relevant issuer is Rabobank Singapore Branch), or is undertaking its obligations with respect to the Notes through a branch in another such territory, the Documents shall contain a covenant and/or such other provisions as may be necessary to ensure that each Noteholder has the benefit of a covenant in terms corresponding to the provisions of Condition 9 above with the substitution for the references to the Netherlands, Australia, Ireland or Singapore as appropriate (or any previously substituted territory as the case may be) territories in which the Substituted Debtor is incorporated, domiciled and/or resident for taxation purposes or, where such Issuer is undertaking its obligations with respect to the Notes through a branch, with the addition of references to the territory in which such branch is located;

(c) the Documents shall contain a warranty and representation (1) that the Substituted Debtor and the relevant Issuer (or any previous substitute as aforesaid) have obtained all necessary governmental and regulatory approvals and consents for such substitution and (if the Substituted Debtor is not Rabobank Nederland) for the giving by Rabobank Nederland of the Substitution Guarantee (as defined below) in respect of the obligations of the Substituted Debtor, that the Substituted Debtor has obtained all necessary governmental and regulatory approvals and consents for the performance by the Substituted Debtor of its obligations under the Documents and that all such approvals and consents are in full force and effect and (2) that the obligations assumed by the Substituted Debtor and (if the Substituted Debtor is not Rabobank Nederland) the Substitution Guarantee (as defined below) given by Rabobank Nederland are each valid and binding in accordance with their respective terms and enforceable by each Noteholder and that, in the case of the relevant Issuer undertaking its obligations with respect to the Notes through a branch, the Notes remain the valid and binding obligations of such Issuer;

(d) Condition 11 shall be deemed to be amended so that it shall also be an Event of Default under the said Condition if the Substitution Guarantee (as defined below) shall cease to be valid or binding on or enforceable against Rabobank Nederland; and

(e) in the case of Notes listed on the Luxembourg Stock Exchange, a Supplemental Offering Circular shall be produced and filed with the Luxembourg Stock Exchange;

and (if the Substituted Debtor is not Rabobank Nederland) upon the Documents becoming valid and binding obligations of the Substituted Debtor, Rabobank Nederland hereby irrevocably and unconditionally guarantees in favour of each Noteholder the payment of all sums payable by the Substituted Debtor as such principal debtor (such guarantee of Rabobank Nederland herein referred to as the 'Substitution Guarantee' and being substantially in the form of the Guarantee contained in Schedule 9 of the Agency Agreement, which shall apply *mutatis mutandis* to issues of Notes by the Substituted Debtor).

(ii) Upon the Documents becoming valid and binding obligations of the Substituted Debtor and (if the Substituted Debtor is not the relevant Issuer) the relevant Issuer and subject to notice having been given in accordance with paragraph (iv) below, the Substituted Debtor shall be deemed to be named in the Notes and Coupons as the principal debtor in place of the relevant Issuer as issuer (or of any previous substitute under these provisions) and the Notes and Coupons shall thereupon be deemed to be amended to give effect to the substitution. The execution of the Documents together with the notice referred to in paragraph (iv) below shall, in the case of the substitution of any other company as principal debtor, operate to release the relevant Issuer as issuer (or such previous substitute as aforesaid) from all of its obligations as principal debtor in respect of the Notes and Coupons.

(iii) The Documents referred to in paragraph (i) above shall be deposited with and held by the Fiscal Agent for so long as any Notes remain outstanding and for so long as any claim made against the Substituted Debtor or (if the Substituted Debtor is not the relevant Issuer) the relevant Issuer by any Noteholder and Couponholder in relation to the Notes or the Documents shall not have been finally adjudicated, settled or discharged. The Substituted Debtor and (if the Substituted Debtor is not the relevant Issuer) the relevant Issuer acknowledge the right of every Noteholder to the production of the Documents for the enforcement of any of the Notes and Coupons or the Documents.

(iv) Not later than 15 business days after the execution of the Documents, the Substituted Debtor shall give notice thereof to the Noteholders in accordance with Condition 15.

(v) For the purposes of this Condition 12, the term 'control' means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a company, whether by contract or through the ownership, directly or indirectly, of voting shares in such company which, in the aggregate, entitle the holder thereof to elect a majority of its directors, and includes any company in like relationship to such first-mentioned company, and for this purpose 'voting shares' means shares in the capital of a company having under ordinary circumstances the right to elect the directors thereof, and 'controlling', 'controlled' and 'under common control' shall be construed accordingly.

13. Replacement of Notes, Certificates, Receipts, Coupons and Talons

If a Note, Certificate, Receipt, Coupon or Talon is lost, stolen, mutilated, defaced or destroyed, it may be replaced, subject to applicable laws, regulations and stock exchange regulations, at the specified office of the Fiscal Agent (in the case of Bearer Notes, Receipts, Coupons or Talons) and of the Registrar (in the case of Certificates) or such other Paying Agent or Transfer Agent, as the case may be, as may from time to time be designated by the relevant Issuer for the purpose and notice of whose designation is given to Noteholders, in each case on payment by the claimant of the fees and costs incurred in connection therewith and on such terms as to evidence, security and indemnity (which may provide, *inter alia*, that if the allegedly

lost, stolen or destroyed Note, Certificate, Receipt, Coupon or Talon is subsequently presented for payment or, as the case may be, for exchange for further Coupons, there shall be paid to the relevant Issuer on demand the amount payable by such Issuer in respect of such Notes, Certificates, Receipts, Coupons or further Coupons), and otherwise as such Issuer may require. Mutilated or defaced Notes, Certificates, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

14. Further Issues

The relevant Issuer may from time to time without the consent of the Noteholders or Couponholders create and issue further notes which have the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with such Notes, and references in these Conditions to 'Notes' shall be construed accordingly.

15. Notices

Notices to the holders of Registered Notes shall be mailed to them at their respective addresses in the Register and deemed to have been given on the fourth weekday (being a day other than a Saturday or a Sunday) after the date of mailing and for so long as the Registered Notes are listed on the Luxembourg Stock Exchange or the Official Segment of the Stock Market of Euronext Amsterdam N.V., respectively, such notices shall in addition be published in a daily newspaper with general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or the Euronext Official Daily List and a daily newspaper with general circulation in the Netherlands, respectively. Notices to the holders of Bearer Notes shall be valid if published in a daily newspaper of general circulation in London (which is expected to be the Financial Times) and so long as the Notes are listed on the Luxembourg Stock Exchange, and the rules of that exchange so require, or the Official Segment of the Stock Market of Euronext Amsterdam N.V., respectively, in a daily newspaper with general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or the Euronext Official Daily List and a daily newspaper with general circulation in the Netherlands, respectively. If any such publication is not practicable, notice shall be validly given if published in another leading daily English language newspaper with general circulation in Europe. The relevant Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any stock exchange on which the Notes are for the time being listed. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the date of the first publication as provided above.

Couponholders and Receiptholders shall be deemed for all purposes to have notice of the contents of any notice given to the holders of Bearer Notes in accordance with this Condition.

16. Governing Law and Jurisdiction

(a) *Governing Law*

The Notes, the Receipts, the Coupons and the Talons are governed by, and shall be construed in accordance with, the laws of the Netherlands.

(b) *Jurisdiction*

The competent courts of Amsterdam, the Netherlands (and, in the case of Rabobank Nederland, the United States Federal and New York State courts sitting in New York City, the Borough of Manhattan) are to have non-exclusive jurisdiction to settle any disputes which may arise out of or in connection with any Notes, Receipts, Coupons or Talons and, accordingly, any legal action or proceedings arising out of or in connection with any Notes, Receipts, Coupons or Talons ('Proceedings') may be brought in such courts. These submissions are made for the benefit of each of the holders of the Notes, Receipts, Coupons and Talons and shall not affect the right of any of them to take Proceedings in any other court of competent jurisdiction.

(c) *Service of Process*

Each of Rabo Australia and Rabobank Ireland irrevocably appoints Rabobank Nederland of Croeselaan 18, 3521 CB Utrecht, the Netherlands as its agent in the Netherlands to receive, for it and on its behalf, service of process in any Proceedings in the Netherlands.

and Rabobank Nederland irrevocably appoints its New York branch at 245 Park Avenue, New York, New York 10167 as its agent in New York to receive, for it and on its behalf, service of process in any Proceedings in New York. For the avoidance of doubt, service of process upon Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, The Netherlands will also constitute service of process upon Rabobank Australia Branch and Rabobank Singapore Branch. Such service shall be deemed completed on delivery to the relevant process agent (whether or not it is forwarded to and received by Rabobank Nederland, Rabo Australia or Rabobank Ireland as the case may be). If for any reason either process agent ceases to be able to act as such or no longer has an address in Utrecht or New York City, each of Rabobank Nederland, Rabo Australia and Rabobank Ireland, as appropriate, irrevocably agrees to appoint a substitute process agent and shall immediately notify Noteholders of such appointment in accordance with Condition 15. Nothing shall affect the right to serve process in any manner permitted by law.

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

SERIES NO: 1405A
TRANCHE NO: 1

NZD 150,000,000 6.375 per cent. Notes 2005 due 09 August 2010 (the "Notes")

Rabobank International

Commonwealth Bank of Australia

Deutsche Bank

Fortis Bank

Banque et Caisse d'Epargne de l'Etat, Luxembourg

ING Financial Markets

TD Securities

RBC Capital Markets

UBS Limited

KBC International Group

Zurich Cantonalbank

Dexia Capital Markets

The date of these Final Terms is 5 August 2005.

EXECUTION COPY

FORM OF FINAL TERMS

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "Offering Circular") dated 11 July 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	1405A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		New Zealand Dollar ("NZD")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	NZD 150,000,000
	(ii)	Series:	NZD 150,000,000
5	Issue Price:		(a) in the case of NZD 100,000,000 (launched on 20 July 2005) 101.275 per cent. of the Aggregate Nominal Amount and (b) in the case of NZD 50,000,000 (launched on 2 August 2005) 101.195 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		NZD 1,000, NZD 10,000 and NZD 100,000
7	(i)	Issue Date:	09 August 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not applicable
8	Maturity Date:		09 August 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		6.375 per cent. Fixed Rate

11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not applicable
13	Put/Call Options:	Not applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	6.375 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	09 August in each year commencing on 09 August 2006 and ending on the Maturity Date
	(iii) Fixed Coupon Amounts(s):	NZD 63.75 per NZD 1,000 in nominal amount, NZD 637.50 per NZD 10,000 in nominal amount and NZD 6,375.00 per NZD 100,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi) Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	NZD 1,000 per Note of NZD 1,000 specified denomination, NZD 10,000 per Note of NZD 10,000 specified denomination and NZD 100,000 per Note of NZD 100,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for Definitive Notes in bearer form on or after a date which is expected to be 18 September 2005 upon certification as to non-U.S. beneficial ownership
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Auckland and Wellington
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary Global Note and the temporary Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court 1 Queenhithe London EC4V 3RL, The Toronto-Dominion Bank Triton Court, 14/18 Finsbury Square London EC2A 1DB, Commonwealth Bank of Australia Senator House 85 Queen Victoria Street London EC4V 4HA, Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB,

		Fortis Bank nv-sa Montagne du Parc 3 1MT1L b-1000 Brussels Belgium,
		KBC Bank NV GKD-New Issues Havenlaan 12 B-1080 Brussels Belgium,
		Royal Bank of Canada Europe Limited Thames Court One Queenhithe London EC4V 4DE,
		UBS Limited 1 Finsbury Avenue London EC2M 2PP,
		Zurich Cantonalbank Josefstrasse 222 P.O. Box 8010 Zurich,
		Banque et Caisse d'Epargne de l'Etat, Luxembourg 16, rue Ste Zithe L-2954 Luxembourg,
		Dexia Banque Internationale à Luxembourg, société anonyme acting under the name of Dexia Capital Markets 69, route d'Esch L-1470 Luxembourg,
		ING Belgium SA/NV Avenue Marnix 24 B-1000 Brussels Belgium
	(ii) Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii) Dealers' Commission:	1.625 per cent. selling concession 0.25 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable

38	Additional selling restrictions:	US The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable as more fully specifically described in the Offering Circular and Subscription Agreement. New Zealand No prospectus in respect of the Notes has been, nor will be, registered under the New Zealand Securities Act 1978 (the "Act"). Accordingly, the Notes must not be offered to the public in New Zealand within the meaning of that Act. Without limitation, no person may (directly or indirectly) offer for subscription or purchase or issue invitations to subscribe for or buy, or sell the Notes, or distribute the Prospectus or any other advertisement or offering material relating to the Notes in New Zealand, or to any resident of New Zealand, except that the Notes may be offered (i) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business, habitually invest money, or who in the circumstances can properly be regarded as having been selected other than as members of the public or (ii) otherwise as permitted under the Act, the securities regulations and any other applicable laws.
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.562016 producing a sum of (for Notes not denominated in Euro):	Euro 84,302,400
42	In the case of Notes listed on Eurolist by	Not Applicable

EXECUTION COPY

Euronext Amsterdam N.V.:

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 09 August 2005.
(iii)	Estimate of total expenses related to admission to trading:	EUR 2,475

2 Ratings

Rating:	The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch

3 Notification

The Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) has provided the competent regulatory authorities of the following countries with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive: Luxembourg, UK, Belgium, Germany, Finland, Sweden, Norway and Austria.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NZD 148,995,000
(iii)	Estimated total expenses:	NZD 65,000 (excluding dealers' commission)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:

(a) in the case of NZD 100,000,000 (launched on 20 July 2005) 6.072 per cent Annual, Act/Act, Following, Unadjusted and (b) in the case of NZD 50,000,000 (launched on 2 August 2005) 6.091 per cent Annual, Act/Act, Following, Unadjusted

Business Centres Auckland and Wellington

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0225676914
(ii)	Common Code:	22567691
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:

By: 
Duly authorised

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. *(***Rabobank International Equity Derivatives***)*
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1394A
TRANCHE NO: 1

EUR 50,000,000 Step Up Callable Fixed Rate Notes due 10 August 2015 (the "Notes")

Issue Price: 100.00 per cent.

BANCA CABOTO S.P.A.

The date of these Final Terms is 8 August 2005.

FINAL TERMS

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 11 July 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1394A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		EUR
4	Aggregate Nominal Amount:		EUR 50,000,000
	(i)	Tranche:	EUR 50,000,000
	(ii)	Series:	EUR 50,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 1,000
7	(i)	Issue Date:	10 August 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		10 August 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Fixed Rate for the period from and including the Issue Date to but excluding the Maturity Date
11	Redemption/Payment Basis:		Redemption at par

12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Issuer Call (further particulars specified below)
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate(s) of Interest:	3.20 per cent. per annum payable annually in arrear for the period from and including the Issue Date to but excluding 10 August 2007 ("**1st coupon and 2nd coupon**"); 3.25 per cent. per annum payable annually in arrear for the period from and including 10 August 2007 to but excluding 10 August 2009 ("**3rd coupon and 4th coupon**"); 3.40 per cent. per annum payable annually in arrear for the period from and including 10 August 2009 to but excluding 10 August 2011 ("**5th coupon and 6th coupon**"); 3.50 per cent. per annum payable annually in arrear for the period from and including 10 August 2011 to but excluding 10 August 2013 ("**7th coupon and 8th coupon**"); 3.75 per cent. per annum payable annually in arrear for the period from and including 10 August 2013 to but excluding 10 August 2014 ("**9th coupon**"); 4.25 per cent. per annum payable annually in arrear for the period from and including 10 August 2014 to but excluding 10 August 2015 ("**10th coupon**").
	(ii)	Interest Payment Date(s):	10 August in each year from and including 10 August 2006 to and including the Maturity Date (unadjusted)

	(iii)	Fixed Coupon Amount (s):	For the 1st coupon and 2nd coupon: EUR 32.00 per EUR 1,000 in nominal amount; For the 3rd coupon and 4th coupon: EUR 32.50 per EUR 1,000 in nominal amount; For the 5th coupon and 6th coupon: EUR 34.00 per EUR 1,000 in nominal amount; For the 7th coupon and 8th coupon: EUR 35.00 per EUR 1,000 in nominal amount; For the 9th coupon: EUR 37.50 per EUR 1,000 in nominal amount; For the 10th coupon: EUR 42.50 per EUR 1,000 in nominal amount.
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual (ISMA)
	(vi)	Determination Date(s) (Condition 1(a)):	10 August in each year
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable.
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable (see Condition 7(*d*))
	(i)	Optional Redemption Date(s):	10 August 2007 and any subsequent Interest Payment Date up to and including the Interest Payment Date falling on 10 August 2014 (each such dates, an "**Optional Redemption Date**").
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR 1,000 per Note of EUR 1,000 specified denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable (see item 22(vi) for notice period)

	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period:	A period of at least 10 TARGET Business Days prior to the relevant Optional Redemption Date.
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		TARGET

30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	0.74 per cent. of the Aggregate Nominal Amount
37	If non-syndicated, name and address of Dealer:		Banca Caboto s.p.a. Via Arrigo Boito, 7 20121, Milan Italy
38	Additional selling restrictions:		Not Applicable
39	Subscription period:		Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,550

2 Ratings

Rating: The Notes have been rated Aaa, AA+ and AAA by Moody's Investors Service, Inc. Fitch Ratings Ltd. and Standard & Poor's Ratings Services respectively

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	EUR 49,630,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield (*Fixed Rate Notes Only*)

Indication of yield:

3.20 per cent. up to 10 August 2007
3.216 per cent. up to 10 August 2008
3.225 per cent. up to 10 August 2009
3.257 per cent. up to 10 August 2010
3.279 per cent. up to10 August 2011
3.308 per cent.up to10 August 2012
3.329 per cent. up to 10 August 2013
3.369 per cent. up to10 August 2014
3.443 per cent. up to the Maturity Date
The yield is calculated at the Issue Date on the basis of

the Issue Price. *It is NOT an indication of future yield.*

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0225425759
(ii)	Common Code:	022542575
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:

By: ____________________

Duly authorised

Execution Copy

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1396A
TRANCHE NO: 1
£750,000,000 Floating Rate Notes 2005 due July 2010

Issue Price: 100.10 per cent.

Rabobank International
The Royal Bank of Scotland

The date of these Final Terms is 27 July 2005

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated July 11, 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1		Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1396A
	(ii)	Tranche Number:	1
3		Specified Currency or Currencies:	Pounds Sterling ("**£**")
4		Aggregate Nominal Amount:	
	(i)	Tranche:	£750,000,000
	(ii)	Series:	£750,000,000
5		Issue Price:	100.10 per cent. of the Aggregate Nominal Amount
6		Specified Denominations:	£1,000, £10,000 and £100,000
7	(i)	Issue Date:	29 July 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8		Maturity Date:	The Interest Payment Date falling in July 2010
9		Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10		Interest Basis:	Three month £LIBOR Floating Rate
11		Redemption/Payment Basis:	Redemption at par
12		Change of Interest or Redemption/Payment Basis:	Not Applicable
13		Put/Call Options:	Not Applicable
14	(i)	Status of the Notes:	Senior

	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) an Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii)	Specified Interest Payment Dates:	29 January, 29 April, 29 July and 29 October in each year, commencing on 29 October 2005 up to and including the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	Not Applicable
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Interest Period Date(s):	Each Interest Payment Date
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii)	Screen Rate Determination (Condition 1(a)):	
	–	Relevant Time:	11.00 a.m. London time
	–	Interest Determination Date:	The first day of each Interest Accrual Period.
	–	Primary Source for Floating Rate:	Relevant Screen Page
	–	Relevant Screen Page:	Telerate page 3750
	–	Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable

	–	Relevant Financial Centre:	London
	–	Benchmark:	LIBOR
	–	Representative Amount:	Not Applicable
	–	Effective Date:	The first day of each Interest Accrual Period
	–	Specified Duration:	Three months
(ix)	ISDA Determination (Condition 1(a)):		
	–	Floating Rate Option:	Not Applicable
	–	Designated Maturity:	Not Applicable
	–	Reset Date:	Not Applicable
	–	ISDA Definitions: *(if different from those set out in the Conditions)*	Not Applicable
(x)	Margin(s):		Not Applicable
(xi)	Minimum Rate of Interest:		Not Applicable
(xii)	Maximum Rate of Interest:		Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):		Actual/365
(xiv)	Rate Multiplier:		Not Applicable
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:		Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable
22	***Call Option***	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	£1,000 per Note of £1,000 Specified Denomination, £10,000 per Note of £10,000 Specified Denomination and £100,000 per Note of £100,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Not Applicable
30	Talons for future Coupons or	No

	Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Croeselaan 18 3521 CB Utrecht The Netherlands The Royal Bank of Scotland plc 135 Bishopsgate London EC2M 3UR England
	(ii)	Stabilising Manager (if any):	The Royal Bank of Scotland plc
	(iii)	Dealers' Commission:	Combined management, underwriting and selling commission of 0.10 per cent. of the Aggregate Nominal Amount of the Notes
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Additional selling restrictions:		Not Applicable
39	Subscription period:		Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.450000, producing a sum of (for Notes not denominated in Euro):	Euro 1,087,500,000
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	
	(i) Numbering and letters:	Not Applicable
	(ii) Whether CF-Form Notes will be issued:	Not Applicable
	(iii) Numbering and letters of CF-Form Notes:	Not Applicable
	(iv) Amsterdam Listing Agent:	Not Applicable
	(v) Amsterdam Paying Agent:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....



Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 29 July 2005.
(iii)	Estimate of total expenses related to admission to trading:	Euro 3,650

2 RATING

Rating: Not Applicable

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	As per "Use of Proceeds" in the Offering Circular.
(ii)	Estimated net proceeds	£750,000,000
(iii)	Estimated total expenses:	£750,000 (comprising Dealers' commission only)

6 HISTORIC INTEREST RATES

Details of historic LIBOR rates can be obtained from Telerate.

7 OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0224785831
(ii)	Common Code:	022478583
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than	Not Applicable

	Euroclear and Clearstream, Luxembourg and the relevant number(s):	
(v)	Delivery:	Delivery against payment
(vi)	The Agents appointed in respect of the Notes are:	Deutsche Bank AG, London Branch Deutsche Bank Luxembourg S.A. Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

Signed on behalf of the Issuer:



By: ______________________

Duly authorised

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1392A
TRANCHE NO: 1

ZAR 250,000,000 7.25 per cent. Notes 2005 due 28 January 2016

Issue Price: 96.01 per cent.

Deutsche Bank	**Rabobank International**
Fortis Bank	**RBC Capital Markets**
TD Securities	**UBS Investment Bank**
Credit Suisse First Boston	**Daiwa Securities SMBC Europe**

Westdeutsche Genossenschafts-Zentralbank eG

The date of these Final Terms is 26 July 2005

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated July 11, 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1392A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		South African Rand ("**ZAR**")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	ZAR 250,000,000
	(ii)	Series:	ZAR 250,000,000
5		Issue Price:	96.01 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		ZAR 1,000
7	(i)	Issue Date:	28 July 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		28 January 2016
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		7.25 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	7.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date:	28 January in each year commencing on 28 January

			2006 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	ZAR 72.50 per ZAR 1,000 in nominal amount
	(iv)	Broken Amount:	ZAR 36.55 per ZAR 1,000 in nominal amount in respect of the period from and including the Issue Date to but excluding 28 January 2006.
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	28 January in each year commencing on 28 January 2006 and ending on the Maturity Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		ZAR 1,000 per Note of ZAR 1,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default	As set out in the Conditions

		(Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		TARGET, Johannesburg
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer		Not Applicable

	to forfeit the Notes and interest due on late payment:	
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(*i*) If syndicated, names and addresses of Managers:	**Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom **Coöperatieve Central Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Croeselaan 18 3521 CB Utrecht The Netherlands **Fortis Bank NV-SA** Montagne du Parc 3 B-1000 Brussels *Belgium* **Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom **The Toronto-Dominion Bank**

Triton Court
14/18 Finsbury Square
London EC2A 1DB
United Kingdom

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
United Kingdom

Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QJ
United Kingdom

Daiwa Securities SMBC Europe Limited
5 King William Street
London EC4N 7AX
United Kingdom

Westdeutsche Genossenschafts-Zentralbank eG

Ludwig-Erhard-Allee 20
D - 40227 Düsseldorf
Germany

	(ii)	Stabilising Manager (if any):	Deutsche Bank AG
	(iii)	Dealers' Commission:	Combined management and underwriting commission of 0.325 per cent. and selling commission of 1.675 per cent., in each case of the Aggregate Nominal Amount of Notes.
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Additional selling restrictions:		

United States:

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to us tax law requirements. Accordingly, Notes may not be offered, sold or delivered within the United States or

to or for the account or benefit of U.S. persons. The Notes are not eligible for sale in accordance with Rule 144A under the Securities Act. TEFRA D Rules under the U.S. Internal Revenue Code of 1986 will apply; category 2 restrictions under Regulation S of the Securities Act will apply.

Republic of South Africa

Each Manager will be required to represent and agree that it has not and will not offer for sale or subscription or sell any Notes, directly or indirectly, within the Republic of South Africa or to any person, corporate or other entity resident in the Republic of South Africa except in accordance with South African exchange control regulations, and in circumstances which would not constitute an offer to the public within the meaning of the South African Companies Act, 1973 (as amended).

39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.122363, producing a sum of (for Notes not denominated in Euro):	Euro 30,590,750
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	
	(i) Numbering and letters:	Not Applicable
	(ii) Whether CF-Form Notes will be issued:	Not Applicable
	(iii) Numbering and letters of CF-Form Notes:	Not Applicable
	(iv) Amsterdam Listing Agent:	Not Applicable
	(v) Amsterdam Paying Agent:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of the Issuer

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 28 July 2005.
(iii)	Estimate of total expenses related to admission to trading:	EUR 4,265

2 RATING

Rating:	The Notes have been rated Aaa by Moody's Investors Services, Inc (**"Moody's)** and AA+ by Fitch Ratings Ltd. Senior long-term Notes have been rated AAA by Standard and Poor's Rating Services ("**Standard & Poor's**").

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided the *Commission de surveillance du secteur financier* with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE OFFER

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	*As per "Use of Proceeds" in the Offering Circular.*
(ii)	Estimated net proceeds	ZAR 235,025,000
(iii)	Estimated total expenses:	ZAR 167,500

6 YIELD

(*Fixed Rate Notes Only*) Indication of yield:	7.8305 The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0224901099
(ii)	Common Code:	022490109
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	The Agents appointed in respect of the Notes are:	Deutsche Bank AG, London Branch Deutsche Bank Luxembourg S.A. Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

Signed on behalf of the Issuer:

By: 

Duly authorised

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1399A
TRANCHE NO: 1

EUR 15,100,000 Callable Range Accrual Notes 2005 due 25 July 2008

Issue Price: 100 per cent

Rabobank International

The date of these Final Terms is 21 July 2005.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 11 July 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1399A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Tranche:	EUR 15,100,000
	(ii) Series:	EUR 15,100,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 10,000
7	Issue Date:	25 July 2005
8	Maturity Date:	25 July 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	Status of the Notes:	Senior
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	The Interest Periods shall be from and including 25 January to but excluding 25 April, from and including 25 April to but excluding 25 July, from and including 25 July to but excluding 25 October and from and including 25 October to but excluding 25 January in each year.
	(ii) Specified Interest Payment Dates:	The Specified Interest Payment Dates shall be payable quarterly in arrear, on 25 January, 25 April, 25 July and 25 October in each year, commencing on 25 October 2005 and ending on the Maturity Date
	(iii) Business Day Convention:	Modified Following Business Day Convention

	(iv)	Business Centre(s) (Condition 1(a)):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	As set out in Annex A
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International), Utrecht branch
	(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
	(ix)	ISDA Determination (Condition 1(a)):	As set out in Annex A
	(x)	Margin(s):	Not Applicable
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
	(xiv)	Rate Multiplier:	Not Applicable
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	25 January and 25 July in each year, commencing on 25 January 2006 and ending on 25 January 2008, subject to adjustment in accordance with the Business Day Convention specified in Item 17(iii) above
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR 10,000 per Note of EUR 10,000 specified denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable

	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period:	The Notice Period shall be not less than five (5) TARGET Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR 10,000 per Note of EUR 10,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET The first sentence of Condition 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment."
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	If syndicated, names and addresses of Managers:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Rabobank International Thames Court, One Queenhithe, London, EC4V 3RL If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International or Rabobank International Equity Derivatives, Rabobank International or Rabobank International Equity Derivatives (as the

		case may be) will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International or Rabobank International Equity Derivatives to the subscriber and Rabobank International or Rabobank International Equity Derivatives receives funds from the subscriber on behalf of Rabobank Nederland.
38	Additional selling restrictions:	**Switzerland** No public offering may be made in Switzerland with respect to the Notes.
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):		Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):		Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:		
	(i)	Numbering and letters:	Not Applicable
	(ii)	Whether CF-Form Notes will be issued:	No
	(iii)	Numbering and letters of CF-Form Notes:	Not Applicable
	(iv)	Amsterdam Listing Agent:	Rabobank Nederland
	(v)	Amsterdam Paying Agent:	Coöperatieve Centrale Raifeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised



PART B – OTHER INFORMATION

1	**Listing**		
	(i)	Listing:	Eurolist
	(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on 25 July 2005.
	(iii)	Estimate of total expenses related to admission to trading:	EUR 3,575 (which will be borne by the Dealer)
2	**Ratings**		
	Rating:		The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch

3 Notification

The Dutch Authority for the Financial Market (Stichting Autoriteit Financiële Markten)has been requested to provide the with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	General corporate purposes
(ii)	Estimated net proceeds	EUR 15,100,000
(iii)	Estimated total expenses:	Not Applicable (see item 1 (iii) above)
6	**Yield** *(Fixed Rate Notes Only)* Indication of yield:	Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Details of historic EURIBOR rates can be obtained from Telerate Page 248.

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0225145803
(ii)	Common Code:	022514580
(iii)	Fondscode:	15503
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:

By: ______________________

Duly authorised



Annex A

On each Interest Determination Date, the Calculation Agent shall in its sole and absolute discretion determine the Rate of Interest ("I") to be applied to the relevant Interest Period which shall be calculated in accordance with the following formula:

I = 3.50 per cent. x X/Y

Where:

"X" means the number of Fixing Days on which EUR 3 Month EURIBOR is within the Range, provided that the EUR 3 Month EURIBOR as determined on the Interest Determination Date shall be deemed to be applicable for all remaining Business Days of the relevant Interest Period.

"EUR 3 Month EURIBOR" means the rate for deposits in EUR for a period of 3 months as referred to as "EUR-EURIBOR-Telerate" in the 2000 ISDA Definitions. For the purposes of the definition of EUR-EURIBOR-Telerate, the Reset Date shall be each Fixing Day. If the EUR 3 month EURIBOR is not available, the Calculation Agent shall determine EUR 3 Month EURIBOR for such Fixing Date in accordance with the appropriate ISDA Definitions fall-back provisions of "EUR-EURIBOR-Telerate" as specified therein.

"Y" means the number of Fixing Days in the Observation Period.

"Interest Determination Date" means the day that is five Business Days prior to each Specified Interest Payment Date.

"Range" means:

For the period from and including 25 July 2005 to but excluding 25 July 2006:	0.00 per cent. (inclusive) – 2.50 per cent. (inclusive)
For the period from and including 25 July 2006 to but excluding 25 January 2007:	0.00 per cent. (inclusive) – 2.75 per cent. (inclusive)
For the period from and including 25 January 2007 to but excluding 25 July 2007:	0.00 per cent. (inclusive) – 3.00 per cent. (inclusive)
For the period from and including 25 July 2007 to but excluding 25 January 2008:	0.00 per cent. (inclusive) – 3.25 per cent. (inclusive)
For the period from and including 25 January 2008 to but excluding 25 July 2008:	0.00 per cent. (inclusive) – 3.50 per cent. (inclusive)

"Fixing Day" means each Business Day during the Observation Period.

"Observation Period" means the period from and including the first day of each Interest Period to and including the last day of each Interest Period.

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
from seven days to perpetuity

SERIES NO: 1388A
TRANCHE NO: 1
EUR 15,000,000 Callable Range Accrual Notes 2005 due 25 July 2008

Issue Price: 100.00 per cent

Dresdner Bank AG London Branch

The date of these Final Terms is 21 July 2005.

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 11 July 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1388A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	EUR 15,000,000
	(ii)	Series:	EUR 15,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 50,000
7	Issue Date:		25 July 2005
8	Maturity Date:		25 July 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Issuer Call (further particulars specified below)
14	Status of the Notes:		Senior

15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Applicable Details of historic EURIBOR rates can be obtained from Telerate.
	(i)	Interest Period(s):	From and including 25 January in one year to but excluding 25 July in the same year and from and including 25 July in one year to but excluding 25 January in the next year
	(ii)	Specified Interest Payment Dates:	Interest will be payable semi-annually in arrear on 25 January and 25 July in each year, commencing on 25 January 2006 up to and including the Maturity Date.
	(iii)	Business Day Convention:	Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	TARGET

(v)	Manner in which the Rate(s) of Interest is/are to be determined:	The Rates of Interest will be determined on the Interest Determination Date (as specified at item (viii)) as follows: For the period from and including Issue Date to but excluding 25 July 2006: 2.75 per cent. * (n/N) For the period from and including 25 July 2006 to but excluding 25 July 2007: 3.00 per cent. * (n/N) For the period from and including 25 July 2007 to but excluding 25 July 2008: 3.25 per cent. * (n/N) *whereas* "**n**" means the number of calendar days in the respective Interest Period where the Reference Rate (as specified in item (viii)) is above 0.00 per cent. and below the Barrier. The Reference Rate for a day which is not a Business Day will be based on the rate which is applicable for the immediately preceeding day which is a Business Day. The Reference Rate for the period after the Rate Cut-Off Date up to the relevant Interest Payment Date will be based on the rate which is applicable for the Rate Cut-Off Date. "**N**" means the actual number of calendar days in the respective Interest Period "**Barrier**" means: for the period from and including Issue Date to but excluding 25 July 2006: 2.75 per cent. For the period from and including 25 July 2006 to but excluding 25 July 2007: 3.00 per cent. For the period from and including 25 July 2007 to but excluding 25 July 2008: 3.25 per cent. "**Rate Cut-Off Date**" means five (5) TARGET Business Days prior to each Interest Payment Date.
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable

(viii)	Screen Rate Determination (Condition 1(a)):		
	–	Relevant Time:	11 am Brussels time
	–	Interest Determination Date:	Five TARGET Business Days for EUR prior to each Interest Payment Date
	–	Primary Source for Floating Rate:	Reuters
	–	Relevant Screen Page:	EURIBOR01
	–	Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	–	Relevant Financial Centre:	TARGET
	–	Reference Rate:	12-month EURIBOR
	–	Representative Amount:	Not Applicable
	–	Effective Date:	Not Applicable
	–	Specified Duration:	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):		Not Applicable
(x)	Margin(s):		Not Applicable
(xi)	Minimum Rate of Interest:		Not Applicable
(xii)	Maximum Rate of Interest:		Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):		30E/360 – unadjusted
(xiv)	Rate Multiplier:		Not Applicable
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:		Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable

	(i)	Optional Redemption Date(s):	On 25 January and 25 July in each year commencing on 25 January 2006 and ending on 25 January 2008
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR 50,000 per Note of EUR 50,000 specified denomination
	(iii)	If redeemable in part:	
		Minimum nominal amount to be redeemed:	Not Applicable
		Maximum nominal amount to be redeemed:	Not Applicable
	(iv)	Option Exercise Date(s):	5 Business Days prior to the relevant Optional Early Redemption Date
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period:	5 Target Business Days prior to the relevant Optional Early Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR 50,000 per Note of EUR 50,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as per Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
32	Details relating to Instalment Notes:		Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
34	Consolidation provisions:		Not Applicable
35	Other terms or special conditions:		So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable

	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Dresdner Bank AG London Branch, Riverbank House, 2 Swan Lane, London EC4R 3UX, United Kingdom
38	Additional selling restrictions:	Not Applicable
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes:	EUR 15,000,000
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Signed on behalf of the Issuer:

By: ....



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading with effect from 25 July 2005
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,345.--

2 Ratings

Rating: Not Applicable

3 Notification

Not Applicable

4 Interests of natural and legal persons involved in the issue/offer

Not Applicable

5 Reasons for the offer, estimated net proceeds and total expenses

Not Applicable

6 Yield *(Fixed Rate Notes Only)* Not Applicable

Indication of yield:

7 Historic interest rates *(Floating Rate Notes only)*

Details of historic EURIBOR rates can be obtained from Telerate.

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	ISIN Code:	XS 022 476 149 3
(ii)	Common Code:	22 476 149
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable

	(i) The Depository Trust Company	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1383A
TRANCHE NO: 1

EUR 50,000,000 Equity Linked Notes due July 2013 (the "Notes")

Issue Price: 100 per cent

CALYON
a limited liability company incorporated in France as a société anonyme

The date of this Supplement is July 21, 2005.

SUPPLEMENT TO THE OFFERING CIRCULAR

This supplement provides for an issue of Equity Linked Notes.
Description of the Risks related to Equity Linked Notes. The Issuer may issue Notes with principal or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or other factors (each, a "Relevant Factor"). Potential investors should be aware that:

1. the market price of such Notes may be volatile;

2. they may receive no interest;

3. payment of principal or interest may occur at a different time or in a different currency than expected;

4. a Relevant Factor may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;

5. if a Relevant Factor is applied to Notes in conjunction with a multiplier greater than one or contains some other leverage factor, the effect of changes in the Relevant Factor on principal or interest payable likely will be magnified; and

6. the timing of changes in a Relevant Factor may affect the actual yield to investors, even if the average level is consistent with their expectations. In general, the earlier the change in the Relevant Factor, the greater the effect on yield.

Potential investors should be aware they may lose part of their investment, however, only in the case of extraordinary events due to which Early Redemption of the Notes would occur. These events are specifically described under sections 2 and 3 of Annex C.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated July 11, 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes a supplement to the Offering Circular for the purposes of Article 16 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of this Supplement and the Offering Circular. The Notes will be issued on the terms of this Supplement read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in this Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1383A
	(ii)	Tranche Number:	1

3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Tranche:	EUR 50,000,000
	(ii) Series:	EUR 50,000,000
5	Issue Price:	100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 50,000
7	Issue Date:	July 25, 2005
8	Maturity Date:	July 25, 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Equity Linked Interest, as set out below
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	
	(i) Underlying Security/Formula:	See Part C - Annex below
	(ii) Calculation Agent responsible for calculating the interest due:	CALYON, 9 quai du Président Paul Doumer, 92920 Paris La Défense Cedex, Paris, France

(iii) Basket: As of the Issue Date, the Basket is composed of the Underlying Securities$_{(k)}$.

For the purpose of this Supplement, such Underlying Securities$_{(k)}$ shall be the ordinary shares (the "**Share(s)$_{(k)}$**") issued by the Company as specified in the table below and further described in Part D – Description of the Shares below :

Shares	**Company**	**Exchange**	**Related Exchange**	**ISIN**
Share$_{(1)}$	Aegon N.V.	Euronext Amsterdam	Euronext Liffe Amsterdam Derivatives	NL0000301760
Share$_{(2)}$	Ahold	Euronext Amstrerdam	Euronext Liffe Amsterdam Derivatives	NL0000331817
Share$_{(3)}$	Alcatel SA	Euronext Paris	MONEP SA	FR0000130007
Share$_{(4)}$	Allianz AG	Xetra Systems	EUREX	DE0008404005
Share$_{(5)}$	BASF AG	Xetra Systems	EUREX	DE0005151005
Share$_{(6)}$	Bayer AG	Xetra Systems	EUREX	DE0005752000
Share$_{(7)}$	BP plc	London Stock Exchange	LIFFE	GB0007980591
Share$_{(8)}$	Carrefour	Euronext Paris	MONEP SA	FR0000120172
Share$_{(9)}$	Daimler Chrysler AG	Xetra Systems	EUREX	DE0007100000
Share$_{(10)}$	Groupe Danone	Euronext Paris	MONEP SA	FR0000120644
Share$_{(11)}$	Diageo	London Stock Exchange	LIFFE	GB0002374006
Share$_{(12)}$	E.On AG	Xetra Systems	EUREX	DE0007614406
Share$_{(13)}$	Endesa	Madrid Stock Exchange	Madrid Stock Exchange	ES0130670112
Share$_{(14)}$	ENEL	Borsa Italiana	IDEM	IT0003128367
Share$_{(15)}$	France Telecom SA	Euronext Paris	MONEP SA	FR0000133308
Share$_{(16)}$	HBOS Plc	London Stock Exchange	LIFFE	GB0030587504
Share$_{(17)}$	Repsol YPF SA	Madrid Stock Exchange	Madrid Stock Exchange	ES0173516115
Share$_{(18)}$	RWE	Xetra Systems	EUREX	DE0007037129
Share$_{(19)}$	Tesco plc	London Stock Exchange	LIFFE	GB0008847096
Share$_{(20)}$	Vodaphone Group plc	London Stock Exchange	LIFFE	GB0007192106

(iv)	Equity Valuation Date$_{(i)}$:	Equity Valuation Date$_{(1)}$: July 6, 2006 Equity Valuation Date$_{(2)}$: July 6, 2007 Equity Valuation Date$_{(3)}$: July 7, 2008 Equity Valuation Date$_{(4)}$: July 6, 2009 Equity Valuation Date$_{(5)}$: July 6, 2010 Equity Valuation Date$_{(6)}$: July 6, 2011 Equity Valuation Date$_{(7)}$: July 6, 2012 Equity Valuation Date$_{(8)}$: July 8, 2013
(v)	Valuation Time:	Not Applicable
(vi)	Settlement Date:	Not Applicable
(vii)	Company:	See table under item 20(iii) above
(viii)	Clearing System:	Not Applicable
(ix)	Provisions for determining Coupon where calculation by reference to Underlying Security and/or Formula is impossible or impracticable:	See Part C- Annex below
(x)	Interest Period(s):	Not Applicable
(xi)	Specified Interest Payment Date$_{(i)}$:	Specified Interest Payment Date$_{(1)}$: July 25, 2006 Specified Interest Payment Date$_{(2)}$: July 25, 2007 Specified Interest Payment Date$_{(3)}$: July 25, 2008 Specified Interest Payment Date$_{(4)}$: July 25, 2009 Specified Interest Payment Date$_{(5)}$: July 25, 2010 Specified Interest Payment Date$_{(6)}$: July 25, 2011 Specified Interest Payment Date$_{(7)}$: July 25, 2012 Specified Interest Payment Date$_{(8)}$: July 25, 2013
(xii)	Business Day Convention:	Following Business Day Convention
(xiii)	Business Centre(s) (Condition 1(a)):	Target
(xiv)	Minimum Rate of Interest:	Nil
(xv)	Maximum Rate of Interest:	Not Applicable
(xvi)	Day Count Fraction (Condition 1(a)):	Not Applicable
(xvii)	Such other additional terms or provisions as may be required:	See Part C –Annex below
(xviii)	Description of formula to be used to determine interest on the Redemption Amount:	Not Applicable

	(xix) Exchange:	See table under item 20(iii) above
	(xx) Related Exchange:	See table under item 20(iii) above
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	See Part C – Annex below
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	See Part C – Annex below

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		Not Applicable
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
32	Details relating to Instalment Notes:		Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
34	Consolidation provisions:		Not Applicable
35	Other terms or special conditions:[8]		So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing

system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not applicable
37	If non-syndicated, name and address of Dealer:		CALYON 9, quai du Président Paul Doumer- 92920 Paris-la- Défense Cedex, France
38	Additional selling restrictions:		Not Applicable
39	Subscription period:		Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms/Supplement comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms/Supplement. Information on the underlying has been extracted from the Bloomberg Database. The Issuer confirms that such information has

been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced inaccurate or misleading.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from July 25, 2005
(iii)	Estimate of total expenses related to admission to trading:	EUR 500

2 Ratings

Rating: Not applicable

3 Notification

The Netherlands Authority for the Financial Markets has provided its equivalent competent authority in Luxembourg, the *Commission de Surveillance du Secteur Financier,* with a certificate of approval attesting that the Offering Circular and this Supplement has been drawn up in accordance with the Prospectus Directive.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	The net proceeds from the issue of Notes will be used by the Issuer in connection with its banking business.
(ii)	Estimated net proceeds	EUR 50,000,000
(iii)	Estimated total expenses:	EUR 5,000

6 OPERATIONAL INFORMATION

ISIN Code:	XS0224971621
Common Code:	22497162
Fondscode:	Not Applicable
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
Delivery:	Delivery against payment

Names and addresses of additional or other Paying Agents appointed in respect of the Notes are:	Not Applicable

Signed on behalf of the Issuer:



By:
Duly authorised

Execution copy

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. *(*Rabobank International Equity Derivatives*)*
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1409A
TRANCHE NO: 1

TRY 40,000,000 13.25 per cent. Notes 2005 due 9 August 2007 (the "Notes")

Issue Price: 100.725 per cent.

Rabobank International

TD Securities

DZ BANK AG

Dresdner Kleinwort Wasserstein

KBC International Group

RBC Capital Markets

UBS Investment Bank

The date of these Final Terms is 4 August 2005.

Execution copy

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 11 July 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeissen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1409A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		New Turkish Lira ("TRY")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	TRY 40,000,000
	(ii)	Series:	TRY 40,000,000
5	Issue Price:		100.725 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		TRY 1,000 and multiples thereof
7	(i)	Issue Date:	9 August 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not applicable
8	Maturity Date:		9 August 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		13.25 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not applicable
13	Put/Call Options:		Not applicable
14	(i)	Status of the Notes:	Senior

	(ii)	Date approval for issuance of Notes obtained:	Not applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	13.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	9 August in each year commencing on 9 August 2006 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts(s):	TRY 132.5 per TRY 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	TRY 1,000 per Note of TRY 1,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	

	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	***Form of Notes***		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note.
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		London, Istanbul, Target
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
32	Details relating to Instalment Notes:		Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
34	Consolidation provisions:		Not Applicable

35	Other terms or special conditions:		So long as Bearer Notes are represented by a temporary Global Note or a Permanent Global Note and the temporary Global Note or the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court 1 Queenhithe London EC4V 3RL The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main Platz der Republik 60265 Frankfurt am Main Germany Dresdner Bank AG London Branch PO Box 18075 Riverbank House 2 Swan Lane London EC4R 3UX KBC Bank NV GKD-New Issues Havenlaan 12 B-1080 Brussels Belgium Royal Bank of Canada Europe Limited Thames Court One Queenhithe London EC4V 4DE

			UBS Limited 1 Finsbury Avenue London EC2M 2PP
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Dealers' Commission:	1.00 per cent. selling concession 0.50 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Additional selling restrictions:		US The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable as more fully specifically described in the Offering Circular. Turkey Pursuant to Article 15 of Decree No. 32 containing the Foreign Exchange Rules of Turkey, the purchase and sale of the Notes issued in a foreign jurisdiction by the Managers to persons resident in Turkey are permitted and are not subject to restrictions, except that the transfers relating to the purchase or sale of such Notess should be made through authorised banks or intermediary institutions authorised to carry out securities transactions according to the Capital Market Legislation of Turkey. It is not permitted to distribute any disclosure documents relating to the issue of the Notes in Turkey without observing the provisions of the Communiqué III, No. 20 of the Capital Market Board regarding the Sale of Foreign Capital Market Instruments in Turkey.
39	Subscription period:		Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition	Not Applicable

	14(a):	
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.625000 producing a sum of (for Notes not denominated in Euro):	Euro 25,000,000
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised 

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 9 August 2005.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,030

2 Ratings

Rating: The Notes have been rated Aaa, AA+ and AAA by Moody's Investors Service, Fitch Ratings Ltd. and Standard & Poor's Ratings Services respectively.

3 Notification

The Netherlands Authority for the Financial Markets has provided the Commission de Surveillance du Secteur Financier with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	TRY 39,650,000
(iii)	Estimated total expenses:	TRY 40,000 (excluding dealers' commission)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: 12.816 per cent. per annum calculated as Act/Act annual on the Issue Date

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0225638583
(ii)	Common Code:	022563858
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:

By: Sjaak-Jan Brans

Duly authorised



APPLICABLE FINAL TERMS

POTENTIAL PURCHASERS OF THESE NOTES SHOULD UNDERSTAND THAT AMOUNTS DUE IN RESPECT OF PRINCIPAL ON THE NOTES WILL BE DEPENDENT UPON THE PERFORMANCE OF THE INDEX (AS DEFINED HEREIN), AS MORE FULLY SET OUT HEREIN. NEVERTHELESS, IN NO CIRCUMSTANCES MAY THE NOTES BE REDEEMED FOR LESS THAN PAR.

28 July 2005

RABOBANK NEDERLAND

Issue of EUR 49,000,000 Robeco Click the Best Garant Note August 05/11 under the Euro 7,000,000,000 Principal Protected Medium Term Note Programme

Noteholders are deemed to have sufficient knowledge, experience and professional advice to make (and made and will continue to make) their own legal, financial, tax, accounting and other business evaluations of the merits and risks and suitability of investment in the Notes and are deemed to have represented that they are not relying on the views of the Issuer in that regard.

The Notes may be subscribed for during the period from and including 20th June, 2005 up to and including 22th July, 2005 at 17:00 (Amsterdam time).

The Dealer reserves the right to allocate the Notes systematically.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 1 July 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the Prospectus Directive). This document constitutes the supplement of the Notes described herein for the purposes of Article 16 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular and these Final Terms are available for viewing at Rabobank Nederland, Croeselaan 18, 3521 CB Utrecht, The Netherlands and copies may be obtained from Rabobank Nederland, Croeselaan 18, 3521 CB Utrecht, The Netherlands.
An English and Dutch language summary of the principal terms of the Notes are contained in Annex 1 and Annex 2 hereto.

1.	Issuer:	Rabobank Nederland
2.	i) Series Number: ii) Tranche Number	41 1
3.	Specified Currency or Currencies:	Euro ("**EUR**")
4.	Aggregate Nominal Amount: - Tranche: - Series:	 EUR 49,000,000 EUR 49,000,000
5.	Issue Price of Tranche:	102 per cent
6.	Specified Denominations:	EUR 100
7.	i) Issue Date: ii) Interest Commencement Date:	1 August 2005 Not Applicable
8.	Maturity Date:	1 August 2011
9.	Interest Basis:	Not Applicable
10.	Redemption/Payment Basis:	Index Linked Redemption (for further details see Schedule hereto)
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Call Option: (Condition 4(c)	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions: (Condition 3(a))	Not Applicable
16.	Floating Rate Note Provisions: (Condition 3(b))	Not Applicable

PROVISIONS RELATING TO ZERO COUPON NOTES

17.	Zero Coupon Note Provisions: (Condition 4(e)(iv))	Not Applicable

PROVISIONS RELATING TO DUAL CURRENCY NOTES

18.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO EQUITY LINKED NOTES

19.	Equity Linked Note Provisions: (Condition 5)	Not Applicable

PROVISIONS RELATING TO INDEX LINKED NOTES

20.	Index Linked Note Provisions:	Applicable
i)	Indices/Formulas: (Condition 6)	See Schedule hereto
ii)	Provisions for determining coupon where calculation by reference to Index and/or Formula is impossible or impracticable: (Condition 6)	The provisions of Condition 6 of the Offering Circular are applicable
iii)	Specified Period(s)/Specified Interest Payment Dates: (Condition 3(a) or 3(b) or 3(e))	Not Applicable
iv)	Business Day Convention: (Condition 3(a) or 3(b) or 3(e))	Following Business Day Convention
v)	Additional Business Centre(s): (Condition 3(b))	Not Applicable
vi)	Minimum Rate of Interest: (Condition 3(b)(iii))	Not Applicable
vii)	Maximum Rate of Interest: (Condition 3(b)(iii))	Not Applicable
viii)	Day Count Fraction: (Condition 3(a) or (3b))	Not Applicable
ix)	Name of Sponsor: (Condition 6)	See Schedule hereto
x)	Stock Exchange/Related Exchange: (Condition 6)	See Schedule hereto
xi)	Valuation Date:	See Schedule hereto

(Condition 6)

PROVISIONS RELATING TO REDEMPTION

21.	Issuer Call: (Condition 4(c))	Not Applicable
22.	Issuer's Option to redeem on basis of Nationalisation or Insolvency in relation to Equity Linked Notes: (Condition 4(d))	Not Applicable
23.	Final Redemption Amount of each Note: (Condition 4(a))	See Schedule hereto
24.	Early Redemption Amount of each note payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in Condition 4(e)):	The Early Redemption Amount of the Notes payable on redemption for taxation reasons (**"Tax Call"**) or an Event of Default shall be an amount equal to the higher of the nominal value of the Notes or the market value of the Notes on the date of this redemption, adjusted as far as the market value is concerned to account for any losses, expenses and costs to the Issuer (or any of its affiliates) of unwinding any underlying or related hedging and funding arrangements including (without limitation) equity options, all as determined by the Calculation Agent in its sole and absolute discretion.
25.	Price Information and Purchase Offer:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Domestic Note: (Condition 8)	No
27.	Form of Notes: (Condition 1)	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the circumstances set out in the Permanent Global Note.
28.	Additional Financial Centre(s) or other special provisions relating to Payment Day:	Not Applicable

(Condition 7(e))

29.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
30.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: (Conditions 3(d) and 4(g))	Not Applicable
31.	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made: (Condition 4(f))	Not Applicable
32.	Redenomination applicable:	Redenomination not applicable
33.	Calculation Agent:	Goldman Sachs International
34.	Other final terms:	Not Applicable

DISTRIBUTION

35.	i) If syndicated, names of Managers:	Not Applicable
	ii) Date of Agreement:	Not Applicable
	iii) Stabilising Manager (if any):	Not Applicable
36.	If non-syndicated, name and address of relevant Dealer:	Robeco Direct N.V.. Coolsingel 120 3011 AG Rotterdam The Netherlands
37.	Total commission and concession:	5.20 per cent of the Aggregate Nominal Amount
38.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
39.	Additional selling restrictions:	The Notes have not been and will

not be authorised for public offering in Luxembourg and may not be offered or sold in Luxembourg in circumstances that would constitute a public offer unless the requirements of Luxembourg law concerning public offers have been complied with.

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 7,000,000,000 Principal Protected Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Information on the underlying indices has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:

By:______________________

Duly authorised



PART B – OTHER INFORMATON

1. LISTING

i)	Listing	Euronext Amsterdam
ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on 1 August 2005.
iii)	Estimate of total expenses related to admission to trading:	EUR 3.250,-

2. RATINGS

Ratings:	The Notes to be issued have not been rated.

3. NOTIFICATION

Not Applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save for any fees payable to the Dealer, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

i)	Reasons for the offer:	General corporate purposes
ii)	Estimated net proceeds:	The estimated net proceeds of the issue of the Notes are EUR 49,980,000
iii)	Estimated total expenses:	Robeco Direct N.V. as dealer is to receive arrangement fees in connection with this transaction comprising an amount equal to 5.2 per cent of the Aggregate Nominal Amount A distribution fee may be paid to selected intermediaries by the Dealer for its own expense of up to 2 per cent of the nominal value of the Notes placed by such intermediairies. In addition, until a redemption of all Notes the Dealer for its own account may pay on-going distribution fees to various intermediaries distributing the Notes.

6. **YIELD** *(Fixed Rate Notes Only)*

Indication of yield: Not Applicable

7. **HISTORIC INTEREST RATES** *(Floating Rates Notes only)*

Not Applicable

8. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING** *(Index-Linked Notes only)*

The return of the Notes is linked to the performance of 3 modelportfolios containing an equity index (Dow Jones EURO STOXX 50sm Index), commodity index (Goldman Sachs Commodity Index) and bond index (Bloomberg/Effas Bond Index). The weight of each index is different for each modelportfolio. Please refer to the attached Schedule for further details.

INFORMATION RELATING TO THE DOW JONES EURO STOXX 50sm INDEX

1. Description

The Dow Jones EURO STOXX 50sm Index is a capitalization-weighted index of 50 European blue-chip stocks from those countries participating in the EMU. The equities use free float shares in the index calculation. The index was developed with a base value of 1000 as of December 31, 1991. This index uses float shares.

2. Graph

The following graph sets out, for the period indicated, the daily closing levels of the Dow Jones EURO STOXX 50sm Index:



3200
3000
2800
2600
2400
2200
2000
26-5-2003
2-7-2003
8-8-2003
16-9-2003
23-10-2003
1-12-2003
7-1-2004
13-2-2004
23-3-2004
29-4-2004
7-6-2004
14-7-2004
20-8-2004
28-9-2004
4-11-2004
13-12-2004
19-1-2005
25-2-2005
5-4-2005
12-5-2005
Dow Jones EUROSTOXX 50

Source: Bloomberg

The closing level of the Index on 24th May, 2005 is 3066.55

3. Further Information

The index is calculated and announced by

Stoxx Limited
Selnaustrasse 30
CHH-8021 Zurich
Switzerland

Website: www.stoxx.com

4. Disclaimer

The Dow Jones EURO STOXX 50 Index is owned by STOXX Limited ("STOXX"). The name of the Dow Jones EURO STOXX 50 Index is a service mark of Dow Jones & Company, Inc. ("Dow Jones") and has been licensed for certain purposes to the Issuer.

STOXX and Dow Jones have no relationship to the Issuer, other than the licensing of the Dow Jones EURO STOXX 50 Index and the related trademarks for use in connection with the Notes.

STOXX and Dow Jones do not:

- Sponsor, endorse, sell or promote the Notes.
- Recommend that any person invest in the Notes or any other securities.
- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.
- Have any responsibility or liability for the administration, management or marketing of the Notes.
- Consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Dow Jones EURO STOXX 50 Index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes. Specifically,

- STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:
  - The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Dow Jones EURO STOXX 50 Index and the data included in the Dow Jones EURO STOXX 50 Index;
  - The accuracy or completeness of the Dow Jones EURO STOXX 50 Index and its data;
  - The merchantability and the fitness for a particular purpose or use of the Dow Jones EURO STOXX 50 Index and its data;
- STOXX and Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones EURO STOXX 50 Index or its data;
- Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between the Issuer and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

INFORMATION RELATING TO THE GOLDMAN SACHS COMMODITY INDEX

1. Description

The Goldman Sachs Commodity Index components are updated on a yearly basis. The current components and weights are Energy: 66.69%, Agrigulture: 16.52%, Industrial Metal: 6.59%, Livestock: 7.53%, Precious Metals: 2.68%. The GSCI Excess Return index measures the uncollateralized return from rolling futures forwarded each month.

2. Graph

The following graph sets out, for the period indicated, the daily closing levels of the Goldman Sachs Commodity Index:



800
750
700
650
600
550
500
450
400
26-5-2003
2-7-2003
8-8-2003
16-9-2003
23-10-2003
1-12-2003
7-1-2004
13-2-2004
23-3-2004
29-4-2004
7-6-2004
14-7-2004
20-8-2004
28-9-2004
4-11-2004
13-12-2004
19-1-2005
25-2-2005
5-4-2005
12-5-2005
Goldman Sachs Commodity Index

Source: Bloomberg

The closing level of the Index on 24th May, 2005 is 627.73

3. Further Information

For more information please call:
New York (212) 902-7222
London (44) 0 207 774 6232
Singapore (65) 6889 2209

Website: www.gs.com

4. Disclaimer

Robeco Click the Best Garant Note August 05/11 ("the Product") is not sponsored, sold or promoted by Goldman, Sachs & Co. ("Goldman"). Goldman makes no representation or warranty, express or implied, to the owners of the Product or any member of the public regarding the advisability of investing in securities generally or in the Product particularly or the ability of the Goldman Sachs Commodity Index ("GSCI® Index") to track general commodity market performance. Goldman's only relationship to the Licensee is the licensing of the GSCI® Index, which is determined, composed

and calculated by Goldman without the regard to the Licensee or the Product. Goldman has no obligation to take the needs of the Licensee or the owners of the Product into consideration in determining, composing or calculating the GSCI® Index. Goldman is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Product to be issued. Goldman has no obligation or liability in connection with the administration, marketing of the Product.

GOLDMAN DOES NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE GSCI® INDEX OR ANY DATA INCLUDED THEREIN. GOLDMAN MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE GSCI® INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. GOLDMAN MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE GSCI® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL GOLDMAN HAVE ANY LIABILITY FOR ANY SPECIAL, PUNTIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IN THE EVENT OF THE POSSIBILITIES OF SUCH DAMAGES.

INFORMATION RELATING TO THE BLOOMBERG/EFFAS BOND INDEX

1. Description

The Bloomberg/EFFAS indices are designed as transparent benchmarks for government bond markets. Indices are grouped by country and maturity sectors. Bloomberg computes daily returns and index characteristics for each sector.

2. Graph

The following graph sets out, for the period indicated, the daily closing levels of the Bloomberg/EFFAS Index:


145
140
135
130
125
120
26-5-2003
2-7-2003
8-8-2003
16-9-2003
23-10-2003
1-12-2003
7-1-2004
13-2-2004
23-3-2004
29-4-2004
7-6-2004
14-7-2004
20-8-2004
28-9-2004
4-11-2004
13-12-2004
19-1-2005
25-2-2005
5-4-2005
12-5-2005
EFFAS Bond Index

Source: Bloomberg

The closing level of the Index on 24th May, 2005 is 140.914

3. Further Information

Website: www.bloomberg.com

9. PERFORMANCE OF RATE OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND INFORMATION CONCERNING THE UNDERLYING *(Dual Currency Notes only)*

Not Applicable

10. PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING *(Equity-Linked Notes only)*

Not Applicable

11. OPERATIONAL INFORMATION

i)	ISIN Code:	XS0221945180
ii)	Common Code:	022194518
iii)	Fondscode	15448
iv)	Any clearing system(s) other than Euroclear Bank S.A/N.V and Clearstream Banking sociétè anonyme	Not Applicable

	and the relevant identification number(s):	
v)	Delivery:	Delivery against payment
vi)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

SCHEDULE

Defined terms used in this Schedule have the same meaning as in the Offering Circular dated 1 July, 2005 or the Final Terms dated June 1 July, 2005 unless otherwise stated in this Schedule.

1. Definitions relating to the Index Linked Amount:

"Averaging Date$_K$" Means every 28th of each month starting 1 month after the Initial Valuation Date for a total of 72 Averaging Dates. In case a day that is scheduled as an Averaging Date is not an Index Business Day than the next following day that is an Index Business Day will be the relevant Averaging Date. The first Averaging Date (K=1) will therefore be scheduled at 29 August 2005 and the last Averaging Date (K=72) will be scheduled at 28 July 2011

"Closing Level" Means in relation to each Index (i), the official closing level of the Index on the Related Exchange.

"Exchange" Means Eurex for Index (i=1);

"Fee Valuation Dates" 1 February 2006, 1 August 2006, 1 February 2007 and 1 August 2007

"Final Price$_K$(i)" The Reference Price of Index (i) on Averaging Date $_K$

"Index Business Day" A day that is (or, but for the occurrence of a Market Disruption Event, would have been) a trading day on the Related Exchange other than a day on which trading on any such exchange is scheduled to close prior to its regular weekday closing time.

"Index Sponsors" Means STOXX Limited for Index (i=1)

"Indices"

- Index (i=1) means Dow Jones EURO STOXX 50 Index (Bloomberg Ticker: SX5E);
- Index (i=2) means Goldman Sachs Commodities Excess Return Index (Bloomberg Ticker: GSCIER)
- Index (i=3) means Bloomberg/EFFAS Bond Index Euro Government All > 1 year Total Return Index (Bloomberg Ticker: EUGATR)

"Initial Price(i)" The Reference Price of Index (i) on the Initial Valuation Date

"Initial Valuation Date"	28 July 2005
"Participation Level"	90.0%
"Reference Price"	For each Index (i), the official closing level based on the price quoted on the relevant Bloomberg page as specified under Indices above
"Related Exchange"	Means, at any time, and from time to time, each exchange on which the options or future contracts on the relevant Indices are traded.
"Valuation Time"	The time at which the Sponsor publishes the Closing Level of the relevant Index
$w_p(i)$	Means the weight of Index (i) in $Portfolio_p$ as specified below:

Index (i=)	$w_{p=1}(i)$	$w_{p=2}(i)$	$w_{p=3}(i)$
1	60%	1/3	20%
2	30%	1/3	20%
3	10%	1/3	60%

2. Final Redemption Amount

PROVISIONS RELATING TO INDEX LINKED NOTES

Unless previously redeemed or purchased and cancelled as provided in the Conditions, the Notes will be redeemed on the Maturity Date at an amount in Euro (the "**Final Redemption Amount**") determined by the Calculation Agent, in its sole and absolute discretion, in accordance with the following formula:

$$Specified\ Denomination + (Index\ Linked\ Amount \times Participation\ Level \times Specified\ Denomination)$$

where the **Index Linked Amount** will be calculated by the Calculation Agent, in it's sole and absolute discretion in accordance with the following formula:

$$MAX\left[0; Portfolio_p\ Return(K=1); Portfolio_p\ Return(K=2); \ldots\ldots; Portfolio_p\ Return(K=72)\right]$$

For K = 1 to 72, and p = 1 to 3.

The value of $Portfolio_p\ Return(K)$ will be calculated for every Index (i) and every $Averaging\ Date_K$ by the Calculation Agent, in its sole and absolute discretion, in accordance with the following formula:

$$\frac{1}{K} \times \sum_{K=1}^{K} \sum_{i=1}^{3} w_p(i) \times Return_K(i)$$

where $Return_K(i)$ will be calculated by the Calculation Agent, in it's sole and absolute discretion in accordance with the following formula:

$$\frac{Final\ Price_K(i)}{Initial\ Price\ (i)} - 1$$

ANNEX 1

ENGLISH SUMMARY

DESCRIPTION OF THE PRINCIPAL CHARACTERISTICS OF THE ISSUE OF EUR 49,000,000 ROBECO CLICK THE BEST GARANT NOTE AUGUST 05/11.

Under the EUR 7,000,000,000 Principal Protected Medium Term Note Programme Rabobank Nederland issues for EUR 49,000,000 Robeco Best Click the Best Garant Note August 05/11 (the "Notes'). This English language summary contains the principal terms of the Notes. The return of the Notes is linked to the performance of 3 modelportfolios containing an equity, bond and commodity index. The weight of each index is different for each modelportfolio.

The full terms and conditions of the Notes are set out in the Offering Circular dated 1 July 2005 (hereafter the "Offering Circular") and the Final Terms dated 28 July 2005 (hereafter the "Final Terms"). Prospective investors of the Notes should pay particular attention to the "Risk Factors" set out on page 11 till 18 of the Offering Circular. Hereafter follows a summary of the main characteristics of the Notes.

The issue date of the Notes is determined on 1 August 2005. The Notes may be subscribed for during the period from and including 20th June, 2005 to and including 22th July, 2005 at 17.00 (Amsterdam time) (The Subcription Period).

The Notes will be issued with an issue price of 102% being EUR 102 for each Note. Potential purchasers of the Notes can buy the Notes in integral multiples of EUR 100 being the "Nominal Value" of the Notes. The Notes will be settled through Euroclear and Clearstream.

The Notes will not bear interest. Instead, on the maturity date, being 1 August 2011, each Note entitles the holder thereof to a payment of an amount in euros equal to the Nominal Value of the Note increased by an amount ("Additional Payment"), calculated in accordance with the formula set forth in the Schedule to the Final Terms.

The formula implies that every 28th of each month (Averaging Dates), starting 1 month after 28th July, 2005 ("Initial Valuation Date") to and including 28th July, 2011 the Final Return of 3 individual modelportfolios are calculated. The Final Return of an individual modelportfolio on a specific Averaging Date is equal to the arithmetic average of the Performances of the modelportfolio on the relevant Averaging Date and all preceding Averaging Dates. The Performance of a specific modelportfolio on a specific Averaging Date is equal to the weighted average return of the equity, bond and commodity index since the Initial Valuation Date on the relevant Averaging Date. When the Final Return of a modelportfolio is higher than previous Final Returns reached, this Final Retun will be locked. At maturity date, the Additional Payment is equal to the highest locked in Final Return of any of the modelportfolios multiplied by the Participation Level. The Additional Payment at least equal to 0.

The indices and weights for each modelportfolio are described in paragraph 1 of the Schedule of this Final Terms. In case the 28th of a specific month is not an Index Business Day the first following day that is an Index Business Day will be the relevant Averaging Date.

Payment on maturity date will in no circumstances be less than the nominal value of Euro 100 per Note.

Potential investors should be aware that the value of the Notes before Maturity Date -except in case of an Early Redemption- could be lower than EUR 100. The minimum redemption of Euro 100 per Note will only be valid at Maturity Date or in case of an Early Redemption.

The notes will be listed on Eurolist By Euronext Amsterdam. Unless previously redeemed, the Notes will mature on 1 August 2011.

In the event of any inconsistency between the provisions of this description and the Offering Circular or the Final Terms, the Offering Circular or the Final Terms (as applicable) will prevail.

ANNEX 2

DUTCH SUMMARY

NEDERLANDSTALIGE BESCHRIJVING VAN DE VOORNAAMSTE KENMERKEN VAN DE UITGIFTE VAN EUR 49,000,000 ROBECO CLICK THE BEST GARANT NOTE AUGUST 05/11.

Onder het EUR 7.000.000.000 Principal Protected Medium Term Note Programme geeft Rabobank Nederland voor EUR 49,000,000 Robeco Click the Best Garant Note August 05/11 (de "Notes") uit. Deze Nederlandse samenvatting bevat de voornaamste kenmerken van de Notes. Het rendement van de Notes is afhankelijk van de waardeontwikkeling van 3 modelportefeuilles bestaande uit een aandelen-, obligatie- en grondstoffenindex. De gewichten per index zijn per modelportefeuille verschillend.

De volledige leningsvoorwaarden voor de Notes worden uiteengezet in het Engelstalige Offering Circular gedateerd 1 juli 2005 (hierna: het "Offering Circular") tezamen met de Engelstalige Definitieve Kenmerken, gedateerd 1 juli 2005 (hierna: de "Definitieve Kenmerken"). Potentiële investeerders worden hierbij gewezen op de "Risk Factors" op pagina 11 t/m 18 van het Offering Circular. Hieronder volgt een samenvatting van de voornaamste kenmerken van de Notes.

De uitgiftedatum voor de Notes is gesteld op 1 augustus 2005. De inschrijvingsperiode begint op 20 juni 2005 en eindigt op 22 juli 2005 om 17.00 uur (hierna: de Inschrijvingsperiode).

De Notes worden uitgegeven tegen een uitgifteprijs van 102% zijnde EUR 102 per Note. Potentiële kopers kunnen per Note van EUR 100 nominaal ("Nominale Waarde") inschrijven. Afwikkeling van de Notes vindt plaats via de systemen van Euroclear en Clearstream.

De Notes zijn niet rentedragend. Daar staat tegenover dat op de einddatum, zijnde 1 augustus 2011, elke Note recht geeft op een uitbetaling in euro's gelijk aan de Nominale Waarde vermeerderd met een bedrag ("Additionele Betaling") berekend volgens de formule zoals beschreven in de Schedule van de Definitieve Kenmerken.

De formule houdt in dat iedere 28ste van de maand (Averaging Dates), beginnende 1 maand na 28 juli 2005 ("Startdatum") en eindigend op 28 juli 2011, van 3 afzonderlijke modelportefeuilles een zogenaamd Eindrendement wordt berekend. Het Eindrendement van een afzonderlijke modelportefeuille op een bepaalde Averaging Date is gelijk aan het rekenkundig gemiddelde van de Resultaten van de modelportefeuille op de huidige Averaging Date en alle voorgaande Averaging Dates. Het Resultaat van een afzonderlijke modelportefeuille op een bepaalde Averaging Date is gelijk aan het gewogen gemiddelde rendement sinds Startdatum van de aandelen-, obligatie- en grondstoffenindex op de betreffende Averaging Date. Zodra het Eindrendement van een modelportefeuille hoger is dan eerder gerealiseerde Eindrendementen wordt dit Eindrendement vastgeklikt. Op de einddatum is de Additionele Betaling gelijk aan het hoogste vastgeklikte Eindrendement van de drie verschillende modelportefeuilles vermenigvuldigd met de Participatiegraad. De waarde van de Additionele Betaling is minimaal 0.

De indices en de bijbehorende gewichten per modelportefeuille worden omschreven in paragraaf 1 van het Schedule van deze Definitieve Kenmerken. Indien de 28ste van een bepaalde maand geen Index Business Day is zal de betreffende Averaging Date worden opgeschoven naar de eerstvolgende dag welke wel een Index Business Day is.

De uitbetaling op het einde van de looptijd zal nooit minder zijn dan de Nominale Waarde van EUR 100 per Note.

Potentiële investeerders worden erop gewezen dat de waarde van de Notes voor de aflosdatum -behalve in het geval van vervroegde aflossing- lager kan zijn dan EUR 100. De minimum aflossing van EUR 100 per Note geldt alleen op het einde van de looptijd of in het geval van vervroegde aflossing.

De looptijd van de Notes is 6 jaar. De einddatum zal 1 augustus 2011 zijn, indien de Notes niet vervroegd zijn afgelost.
Een aanvraag is gedaan om de Notes aan Eurolist bij Euronext Amsterdam te noteren.

Deze samenvatting van voornaamste kenmerken van de Notes is een beschrijving en vertaling van het volledig Engelstalige Prospectus en de Engelstalige Definitieve Kenmerken. Het Engelstalige Prospectus en de Engelstalige Definitieve Kenmerken zijn beslissend. De tekst in de Nederlandse taal is opgesteld om zo nauw als redelijkerwijs mogelijk is aan te sluiten bij de bewoordingen van de Engelstalige documentatie. Bij onderlinge verschillen tussen het Engelstalige Prospectus, de Engelstalige Definitieve Kenmerken en deze Nederlandstalige samenvatting zullen het Engelstalige Prospectus en de Engelstalige Definitieve Kenmerken doorslaggevend zijn.

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1337A
TRANCHE NO: 1
EUR 30,000,000 Fixed Rate/ Dow Jones EUROSTOXX 50 Index Linked Notes 2005 due May 2015

Issue Price: 100.00 per cent.

Lehman Brothers

The date of this Pricing Supplement is 12 May 2005.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**"), dated 15 October 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen- Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen- Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2004.

On April 26, 2005, Rabobank Nederland and Kredietbank Luxembourgeoise ('KBL') reached an agreement regarding the sale of Effectenbank Stroeve. KBL intends to merge Theodoor Gilissen Bankiers and Effectenbank Stroeve. The agreement must still be approved by the relevant supervisory bodies and authorities. The works councils have also been requested to provide a recommendation.

Eureko, the parent company of Achmea, and the Rabobank Group, have the intention to broaden their current co-operation.

On April 27, 2005, Rabobank and Eureko signed a letter of intent in which Interpolis, the insurance arm of the Rabobank Group, is to merge with Achmea, the Dutch insurance arm of Eureko. Rabobank's shareholding in Eureko will then, as a result, increase from 5% to 37%.
This transaction will result in an insurance group with significant activities in a number of other European countries. The details of the intended transaction are laid out in a Letter of Intent. This is a progression of an earlier co-operation, which was announced in February 2004. In the merged entity, Rabobank will remain the principal insurance distribution channel for Interpolis. The merger of Interpolis and Achmea creates a major Dutch insurance group with strong, well-known brands. The co-operation will create synergies in a number of areas, for example, in market strategy and I.T. The Supervisory and Executive Boards of the new group will be reorganised accordingly. After Vereniging Achmea, Rabobank will be the second largest

shareholder of Eureko. The transaction between Rabobank and Eureko is subject to all necessary approvals by, inter alia, shareholders and regulatory bodies.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1337A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("**EUR**")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 30,000,000
	(ii) Tranche:	EUR 30,000,000
5	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	EUR 30,000,000
6	Specified Denominations:	EUR 100,000
7	Issue Date:	16 May 2005
8	Maturity Date:	16 May 2015
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate/Index Linked Interest (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	From and including the Issue Date to but excluding 16 May 2006: Fixed Rate; From and including 16 May 2006 up to and including the Maturity Date: Index Linked Interest
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	6.00 per cent. payable annually in arrear
	(ii) Interest Payment Date(s):	16 May 2006

	(iii)	Fixed Coupon Amount(s):	EUR 6,000 per EUR 100,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	*Other terms relating to the* method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Applicable
	(i)	Index/Formula:	See Annex 1 hereto
	(ii)	Calculation Agent responsible for calculating the interest due:	Lehman Brothers International (Europe)
	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	See Annex 1 hereto
	(iv)	Interest Period(s)	See Annex 1 hereto
	(v)	Specified Interest Payment Dates:	See Annex 1 hereto
	(vi)	Business Day Convention:	Modified Following Business Day Convention
	(vii)	Business Centre(s) (Condition 1(a)):	TARGET
	(viii)	Minimum Rate of Interest:	Not Applicable
	(ix)	Maximum Rate of Interest:	Not Applicable
	(x)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount of Each Note**	EUR 100,000 per Note of EUR 100,000 specified denomination

25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		TARGET The first sentence of Condition 8(h) shall be deemed to be deleted and replaced with the following: 'If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment.'
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No

29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:	Lehman Brothers International (Europe)
36	Additional selling restrictions:	Not Applicable
37	Cost of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0218605227
40	Common Code:	021860522
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable

	The Depository Trust Company	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal and Paying Agent Deutsche Bank Luxembourg S.A. as Luxembourg Stock Exchange Listing Agent Lehman Brothers International (Europe) as Calculation Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [ ], producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	12 May 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:



By: ______________________
Duly authorised

ANNEX 1

1. Definitions

In this Annex 1 or Annex 2, the following expressions have the following meanings:

"**Calculation Agent**" means Lehman Brothers International (Europe);

"**Disrupted Day**" means any Scheduled Trading Day on which: (i) the Index Sponsor fails to publish the level of the Index; (ii) the Related Exchange fails to open for trading during its regular trading session; or (iii) a Market Disruption Event has occurred;

"**Early Closure**" means the closure on any Exchange Business Day of the Exchange in respect of any Component Security or the Related Exchange prior to its Scheduled Closing Time unless such earlier closing is announced by such Exchange or Related Exchange (as the case may be) at least one hour prior to the earlier of: (i) the actual closing time for the regular trading session on such Exchange or Related Exchange (as the case may be) on such Exchange Business Day; and (ii) the submission deadline for orders to be entered into the Exchange or Related Exchange system for execution at the relevant Valuation Time on such Exchange Business Day;

"**Exchange**" means, in respect of each component security of the Index (each, a "**Component Security**"), the principal stock exchange on which such Component Security is principally traded, as determined by the Calculation Agent;

"**Exchange Business Day**" means any Scheduled Trading Day on which: (i) the Index Sponsor publishes the level of the Index; and (ii) the Related Exchange is open for trading during its regular trading session, notwithstanding the Related Exchange closing prior to its Scheduled Closing Time;

"**Exchange Disruption**" means any event (other than an Early Closure) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general to effect transactions in, or obtain market values for: (i) any Component Security on the Exchange in respect of such Component Security; or (ii) futures or options contracts relating to the Index on the Related Exchange;

"**Index**" means the Dow Jones EUROSTOXX 50 (Bloomberg: SX5E), a stock index of 50 selected stocks currently sponsored by the Index Sponsor and in respect of which selected information is provided in Annex 2;

"**Index Level**" means, in relation to any Scheduled Trading Day, the official level of the Index, as calculated and announced by the Index Sponsor at the Valuation Time on such Scheduled Trading Day;

"**Index Sponsor**" means Stoxx Limited and/or, as the context requires or permits, any successor sponsor accepted by the Calculation Agent pursuant to section 4 below;

"**Interest Payment Date**" means the day which is five Business Days following each Observation Date (t) (except the Final Observation Date), and (in respect of the Final Observation Date) the Maturity Date;

"**Index-Linked Interest Period**" means the period from and including 16 May 2006 to but excluding the immediately following Interest Payment Date (the "**First Index-Linked Interest Period**") and each period thereafter from and including an Interest Payment Date to but excluding the immediately following Interest Payment Date up to and including the Index-Linked Interest Period ending on the Maturity Date (the "**Last Index-Linked Interest Period**");

"**Market Disruption Event**" means:

(i) (a) the occurrence or existence, in respect of any Component Security, of:

(1) a Trading Disruption;

(2) an Exchange Disruption,

in either case in respect of such Component Security and which the Calculation Agent determines is material, at any time during the one hour period that ends at the relevant Valuation Time in respect of the Exchange on which such Component Security is principally traded; OR

(3) an Early Closure in respect of such Component Security; AND

(b) the aggregate of all Component Securities in respect of which a Trading Disruption, an Exchange Disruption or an Early Closure occurs or exists comprises 20 per cent. or more of the level of the Index; OR

(ii) the occurrence or existence, in respect of futures or options contracts relating to the Index, of: (a) a Trading Disruption Event; (b) an Exchange Disruption, which in either case the Calculation Agent determines is material, at any time during the one hour period that ends at the Valuation Time in respect of the Related Exchange; or (c) an Exchange Disruption, in each case in respect of such futures or options contracts.

For the purposes of determining whether a Market Disruption Event exists in respect of a Component Security at any time, if a Market Disruption Event occurs in respect of such Component Security at that time, then the relevant percentage contribution of that Component Security to the level of the Index shall be based on a comparison of (x) the portion of the level of the Index attributable to that Component Security to (y) the overall level of the Index, in each case immediately before that suspension or limitation;

"**Observation Date (t)**" means, subject as provided in section 3 of this Annex (*Disrupted Days*), the dates as set out below.

Observation Date	t
25 April 2007	2
25 April 2008	3
25 April 2009	4
25 April 2010	5

25 April 2011	6
25 April 2012	7
25 April 2013	8
25 April 2014	9
25 April 2015 (the "**Final Observation Date**")	10

provided, however, that if any such day is not a Scheduled Trading Day then the relevant Observation Date shall be the first succeeding day which is a Scheduled Trading Day;

"**Relevant Averaging Date**" means, in relation to each Observation Date, that Observation Date and each of the immediately preceding 25 January, 25 July and 25 October (or if any such day is not a Scheduled Trading Day, then the Relevant Averaging Date shall be the first succeeding day which is a Scheduled Trading Day, subject as provided in section 3 of this Annex (*Disrupted Days*));

"**Related Exchange**" means EUREX;

"**Scheduled Closing Time**" means, in respect of an Exchange or a Related Exchange and a Scheduled Trading Day, the scheduled weekday closing time of such Exchange or Related Exchange on such Scheduled Trading Day, without regard to after hours or any other trading outside of the regular trading session hours;

"**Scheduled Trading Day**" means any day on which: (i) the Index Sponsor is scheduled to publish the level of the Index; and (ii) the Related Exchange is scheduled to be open for trading for its regular trading session;

"**Trading Disruption**" means any suspension of or limitation imposed on trading by the relevant Exchange or Related Exchange or otherwise and whether by reason of movements in price exceeding limits permitted by the relevant Exchange or Related Exchange or otherwise: (i) relating to any Component Security on the Exchange in respect of such Component Security; or (ii) in futures or options contracts relating to the Index on the Related Exchange; and

"**Valuation Time**" means: (i) for the purposes of determining whether a Market Disruption Event has occurred: (a) in respect of any Component Security, the Scheduled Closing Time on the Exchange in respect of such Component Security, and (b) in respect of any options contracts or future contracts on the Index, the close of trading on the Related Exchange; and (ii) in all other circumstances, the time at which the official closing level of the Index is calculated and published by the Index Sponsor.

2. Index-Linked Rate of Interest and Index-Linked Interest Amount

In respect of each Note and each Index-Linked Interest Period, the Rate of Interest (the "**Index Linked Rate of Interest**" or "**C**") shall be a percentage determined by the Calculation Agent on each Observation Date (t) in accordance with the following:

1. In relation to the First Index-Linked Interest Period:

$$C_1 = \text{Min}\left[6.00\%; \text{Max}\left(\text{Performance}_2; 2.52\%\right)\right]$$

2. In relation to each Index-Linked Interest Period thereafter (excluding the Last Index-Linked Interest Period):

$$C_t = \text{Min}\left[6.00\%; \text{Max}\left(\sum_{i=2}^{t} \text{Performance}_i - \sum_{j=2}^{t-1} C_j; 42\% \times C_{t-1}\right)\right]$$

3. In relation to the Last Index-Linked Interest Period:

$$C_{10} = \text{Min}\left[7.00\%; \text{Max}\left(\sum_{i=2}^{10} \text{Performance}_i - \sum_{j=2}^{9} C_j; 0\right)\right]$$

Where:

"**Min**" and "**Max**" followed by a series of numbers inside brackets mean whichever is respectively the smaller and the greater of the numbers separated by a ";" inside those brackets;

"**Performance**" means, in relation to each Observation Date (t), a percentage determined by the Calculation Agent in accordance with the following formula:

$$\text{Performance} = \text{Max}\left[\frac{\left(\frac{SX5E_t - \text{Strike}}{SX5E_0}\right)}{t}; 0\right]$$

Where:

"**Strike**" means 100.00 per cent of $SX5E_0$, provided that if on any Strike Reset Date the Calculation Agent determines that the Index Level is equal to or less than the Reset Trigger, then Strike shall be equal to that Reset Trigger;

With,

Reset Trigger = 2,688.35

Strike Reset Date = 25 October 2005, 25 April 2006, 25 October 2006 and 25 April 2007, subject as provided in section 3 of this Annex (*Disrupted Days*), provided,

however, that if any such day is not a Scheduled Trading Day then the relevant Strike Reset Date shall be the first succeeding day which is a Scheduled Trading Day;

"**$SX5E_0$**" = 2,987.05;

"**$SX5E_t$**" = in relation to each Observation Date (t), the arithmetic average of the Index Levels on the Relevant Averaging Dates corresponding to that Observation Date.

"**t**" = in relation to each Observation Date set out in the left-hand column of the table above, the corresponding value set out in the right-hand column of that table;

Accordingly, in respect of each Index-Linked Interest Period, the Interest Amount (the "**Index-Linked Interest Amount**" or "**IA**") per Specified Denomination ("**SD**") payable on the Interest Payment Date immediately following the relevant Observation Date (t) shall be an amount in EUR calculated in accordance with the following formula:

IA = SD x C

3. Disrupted Days

If any Strike Reset Date or Relevant Averaging Date (except the Final Observation Date) is a Disrupted Day, then that Strike Reset Date or Relevant Averaging Date, as the case may, shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day, unless it is a Disrupted Day on each of the eight Scheduled Trading Days immediately following the scheduled Strike Reset Date or Relevant Averaging Date. In that case:

(a) that eighth following Scheduled Trading Day shall be deemed to be the relevant Strike Reset Date or Relevant Averaging Date, as the case may be, notwithstanding it is a Disrupted Day; and

(b) the Calculation Agent shall determine the level of the Index as of the Valuation Time on that eighth Scheduled Trading Day in accordance with the formula for and method of calculating the Index last in effect prior to the occurrence of the first Disrupted Day using the Exchange traded or quoted price as of the Valuation Time on that eighth Scheduled Trading Day of each Component Security or, if an event giving rise to a Disrupted Day has occurred in respect of the relevant Component Security on that eighth Scheduled Trading Day, its good faith estimate of the value for the relevant Component Security as at the Valuation Time on that eighth following Scheduled Trading Day.

Notwithstanding the foregoing, if the Final Observation Date is a Disrupted Day, then the Final Observation Date shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day, unless there is a Disrupted Day on each of the Scheduled Trading Days immediately following the scheduled Final Observation Date until and including 13 May 2015. In that case, 13 May 2015 shall be deemed to be the Final Observation Date notwithstanding it is a Disrupted Day and the level of the Index on such date shall be determined according to (b) above.

4. Adjustments to Index

4.1 ***Successor Index***: If the Index is (i) not calculated and announced by the Index Sponsor but is calculated and announced by a successor sponsor acceptable to the Calculation Agent, or (ii) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of the Index, then in each case that index (the "**Successor Index**") will be deemed to be the Index.

4.2 ***Index Adjustment Event***: If (i) on or prior to any Strike Reset Date or Relevant Averaging Date, as the case may be, the Index Sponsor announces that it will make a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index (other than a modification prescribed in that formula or method to maintain the Index in the event of changes in constituent stock and capitalization and other routine events) (an "**Index Modification**") or permanently cancels the Index and no Successor Index exists (an "**Index Cancellation**") or (ii) on any Strike Reset Date or Relevant Averaging Date, as the case may be, the Index Sponsor fails to calculate and announce the Index (an "**Index Disruption**" and together with an Index Modification and an Index Cancellation, each an "**Index Adjustment Event**"), then the Calculation Agent shall determine if such Index Adjustment Event has a material effect on the Notes and, if so, shall make its determination for the purposes of calculating the Early Redemption Amount or any Index-Linked Interest Amount using, in lieu of a published level for the Index, the level for the Index as at that Strike Reset Date or Relevant Averaging Date, as the case may be, as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index last in effect prior to the change, failure or cancellation, but using only those securities that comprised the Index immediately prior to that Index Adjustment Event.

5. Correction of Index

In the event that any price or level published on the Exchange or by the Index Sponsor and which is utilized for any calculation or determination made under the provisions of this Pricing Supplement or the Conditions is subsequently corrected and the correction is published by the Exchange or the Index Sponsor within one Settlement Cycle after the original publication, the Calculation Agent will determine the amount that is payable or deliverable as a result of that correction, and, to the extent necessary, will adjust the provisions of this Pricing Supplement or the Conditions to account for such correction, provided that any correction effected and published after three Business Days following an Observation Date (t) (except the Final Observation Date) and 13 May 2015 (in respect of the Final Observation Date) shall be ignored.

For the purposes of this section 5 the following terms shall have the following respective meanings:

"**Clearance System**" means, in respect of the Index at any time, the domestic clearance system customarily used for settling trades in shares underlying the Index at that time;

"**Clearance System Business Day**" means, in respect of a Clearance System, any day on which such Clearance System is (or but for the occurrence of a Settlement

Disruption Event, would have been) open for the acceptance and execution of settlement instructions;

"Settlement Cycle" means the period of Clearance System Business Days following a trade in the shares underlying the Index on the Exchange in which settlement will customarily occur according to the rules of such Exchange (or if there are multiple Exchanges in respect of the Index, the longest such period); and

"Settlement Disruption Event" means an event beyond the control of the Issuer as a result of which the relevant Clearing System cannot clear the transfer of shares underlying the Index.

6. Notification of Early Redemption Amount, Index-Linked Interest Amounts, Disrupted Days

6.1 ***Notice to Issuer:*** As soon as reasonably practicable after calculating or otherwise determining the Early Redemption Amount and/or each Index-Linked Interest Amount, the Calculation Agent shall give notice of the relevant amount to the Issuer.

6.2 ***Notice of Disrupted Day:*** The Calculation Agent shall as soon as reasonably practicable notify the Issuer of the existence or occurrence of a Disrupted Day on any day which but for such Disrupted Day would have been a Strike Reset Date or a Relevant Averaging Date.

6.4 ***Notice to Noteholders:*** Adjustments in accordance with the foregoing paragraphs shall be calculated by the Calculation Agent, shall be notified to the Noteholders in accordance with Condition 15 (*Notices*) and shall be (in the absence of manifest error) binding on all parties concerned. However, Noteholders should be aware that there may be, necessarily, some delay between the time at which any of the above events occur and the time at which it is reported to Noteholders.

7. The Calculation Agent

The Calculation Agent shall have no responsibility to Noteholders for good faith errors or omissions in its calculations and determinations as provided in the Terms and Conditions except such as may result from its own wilful default, gross negligence or bad faith. The calculations and determinations of the Calculation Agent shall be made in accordance with the Terms and Conditions (having regard in each case to the criteria stipulated herein and where relevant on the basis of information provided to or obtained by employees or officers of the Calculation Agent responsible for making the relevant calculation or determination) and shall, in the absence of manifest error, be final, conclusive and binding on the Noteholders. Noteholders shall not be entitled to make any claim against the Calculation Agent or the Issuer in the case where the Index Sponsor shall have made any error, omission or other incorrect statement in connection with the calculation and public announcement of the Index.

Nothing contained herein shall prevent the Calculation Agent from dealing in these Notes or from entering into any related transactions, including without limitation any swap or

hedging transactions, with the Issuer (or any of its affiliates) or any holder of Notes (or any of its affiliates).

ANNEX 2

The information contained in this Pricing Supplement relating to the Index consists of extracts from or summaries of information which is publicly available. The Issuer has not independently verified any such information, and does not accept any responsibility for error or omission, other than accepting responsibility for accurately extracting and/or summarising such information. Investors may acquire such further information as they deem necessary in relation to the Index from such publicly available information as they deem appropriate. Investors should make their own investment, hedging and trading decisions (including decisions regarding the suitability of this investment), based upon their own judgment and upon advice from such advisers as such investors deem necessary and not upon any view expressed by the Issuer or the Dealer.

DOW JONES EUROSTOXX 50

Disclaimer

THE DOW JONES EUROSTOXX 50 AND THE RELATED TRADE MARKS HAVE BEEN LICENSED FOR USE BY LEHMAN BROTHERS. THE NOTES ARE NOT SPONSORED OR PROMOTED BY STOXX LIMITED OR DOW JONES & COMPANY, INC.

STOXX and Dow Jones do not:

- Sponsor, endorse, sell or promote the Notes.
- Recommend that any person invest in the Notes or any other securities.
- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of Notes.
- Have any responsibility or liability for the administration, management or marketing of the Notes.
- Consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Dow Jones EUROSTOXX 50 or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes. Specifically,

- **STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:**
  - **The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Dow Jones EUROSTOXX 50 and the data included in the Dow Jones EUROSTOXX 50;**
  - **The accuracy or completeness of the Dow Jones EUROSTOXX 50 and its data;**
  - **The merchantability and the fitness for a particular purpose or use of the Dow Jones EUROSTOXX 50 and its data;**

- **STOXX and Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones EUROSTOXX 50 or its data;**
- **Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.**
- **The licensing agreement between the Issuer and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.**

General

The Dow Jones STOXX^{SM} indexes cover the breadth, depth and liquidity of the European equity markets.

The indexes are published by STOXX Limited, a partnership of Deutsche Börse Ag, Dow Jones and Company, ParisBourseSBF SA and SWX Swiss Exchange.

The Dow Jones STOXX^{SM} index family consists of the following broad indexes:

- Dow Jones STOXX^{SM} index (Europe)
- Dow Jones EURO STOXX^{SM} index (Eurozone)
- Dow Jones STOXX NORDIC^{SM} index (Nordic region)
- Dow Jones STOXX ex UK^{SM} index (Europe excluding the United Kingdom)
- Dow Jones STOXX ex EURO^{SM} index (Europe excluding the Eurozone)

The Dow Jones EURO STOXX^{SM}, Dow Jones STOXX NORDIC^{SM}, Dow Jones STOXX ex UK^{SM} and Dow Jones STOXX ex EURO^{SM}, broad indexes are derived from and are, therefore, subsets of the Dow Jones STOXX^{SM} broad index.

Index Calculation

The indexes are calculated with Laspeyres' formula that measures price changes against a fixed base quantity weight. Price and total return indexes are calculated reflecting different dividend treatments. All dividend payments are included in the total return indexes. Only special dividends - from either non-operating income or cash dividends that are larger than 10% of the equity price - are included in the price indexes. All indexes are denominated in both euros and U.S. dollars.

The euro-denominated price indexes – excluding the industry group indexes – are disseminated every 15 seconds during the index dissemination period. The index dissemination period begins when the first major exchange/system in the regional universe opens for trading, as specified by their trading hours. The actual dissemination of an index is triggered when the first opening stock price for a component in that index is received.

The index dissemination period ends when the last major exchange/system closes, as specified.

Index Features & Data Dissemination

The objectives of the Dow Jones STOXX^{SM} indexes are as follows:

- Measure European stock market performances
- Provide a liquid base for derivative products

In addition to the index features described below, a crucial requirement for achieving these objectives is transparency and the essence of transparency is replication.

To facilitate the accurate replication of these indexes, STOXX Limited widely disseminates all the necessary data and information on all aspects of the index composition and methodology.

These data and information are updated regularly and disseminated immediately.

The index data are disseminated via the major data vendors while the index and component data are disseminated via STOXX Limited's data distribution service, press releases and website (www.stoxx.com), as appropriate.

Information on the index features and methodology are disseminated via stoxx.com.

Index Concept

The design, development and delivery of the Dow Jones STOXX^{SM} indexes are in line with STOXX Limited's 'SPACE' index concept, which ensures that the indexes are Stable, Predictable, Accurate, Consistent and Economical.

They are also investable indexes because the index methodology selects components stocks that are easily tradable and liquid.

Product Concept

The Dow Jones STOXX^{SM} broad indexes and their relevant broad market sector indexes benchmark stock market performance.

The blue chip, size and Large/Mid market sector indexes are designed to underlie derivative products.

Source: www.stoxx.com/index

Historical levels of the Dow Jones EUROSTOXX 50

Date	High	Low
2002		
April	3,784.047	3,538.735
May	3,595.730	3,388.440
June	3,382.540	2,928.724
July	3,165.469	2,438.312
August	2,872.016	2,447.324
September	2,723.136	2,187.218
October	2,549.843	2,150.265
November	2,669.892	2,434.731
December	2,662.491	2,364.993
2003		
January	2,529.864	2,154.527

February	2,280.821	2,058.973
March	2,249.111	1,849.639
April	2,365.969	2,067.227
May	2,389.698	2,229.432
June	2,527.438	2,365.758
July	2,519.791	2,366.857
August	2,593.553	2,436.059
September	2,641.548	2,395.869
October	2,575.041	2,434.626
November	2,657.596	2,568.715
December	2,760.658	2,651.406
2004		
January	2,896.783	2,760.658
February	2,932.948	2,816.338
March	2,959.709	2,702.051
April	2,905.878	2,787.480
May	2,823.369	2,659.850
June	2,840.036	2,713.287
July	2,806.617	2,640.605
August	2,720.050	2,580.040
September	2,790.672	2,691.669
October	2,834.618	2,734.372
November	2,922.236	2,834.031
December	2,955.105	2,888.015
2005		
January	2,984.588	2,924.011
February	3,086.948	3,008.854
March	3,114.536	3,032.127
April	3,090.716	2,930.097

Source: Datastream – May 2005

Execution Copy

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. *(***Rabobank International Equity Derivatives***)*

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000

Global Medium-Term Note Programme

Due from seven days to perpetuity

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1416A

TRANCHE NO: 1

MXN 500,000,000 9.25 per cent. Notes 2005 due 15 December 2008 (the "Notes")

Issue Price: 100.275 per cent.

Rabobank International | **TD Securities**

Deutsche Bank | **Dresdner Kleinwort Wasserstein**

Fortis Bank | **UBS Limited**

The date of these Final Terms is 11 August 2005.

Execution Copy

FORM OF FINAL TERMS

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "Offering Circular") dated 11 July 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1416A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Mexican peso ("MXN")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	MXN 500,000,000
	(ii)	Series:	MXN 500,000,000
5	Issue Price:		100.275 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		MXN 1,000
7	(i)	Issue Date:	16 August 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not applicable
8	Maturity Date:		15 December 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		9.25 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable

14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		**Fixed Rate Note Provisions**	Applicable
	(i)	Rate of Interest:	9.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	15 December in each year commencing on 15 December 2005 and ending on the Maturity Date. There will be a short first coupon from and including 16 August 2005 to but excluding 15 December 2005.
	(iii)	Fixed Coupon Amounts(s):	MXN 92.50 per MXN 1,000 in nominal amount.
	(iv)	Broken Amount:	Short first coupon payable 15 December 2005 of MXN 30.66 per MXN 1,000 in nominal amount.
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17		**Floating Rate Provisions**	Not Applicable
18		**Zero Coupon Note Provisions**	Not Applicable
19		**Index Linked Interest Note Provisions**	Not Applicable
20		**Equity Linked Interest Note Provisions**	Not Applicable
21		**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	MXN 1,000 per Note of MXN 1,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable

26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Mexico City, Target
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable

33	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
34	Consolidation provisions:		Not Applicable
35	Other terms or special conditions:		So long as Bearer Notes are represented by a temporary Global Note and the temporary Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court 1 Queenhithe London EC4V 3RL The Toronto-Dominion Bank Triton Court, 14/18 Finsbury Square London EC2A 1DB Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB Dresdner Bank AG London Branch PO Box 18075 Riverbank House 2 Swan Lane London EC4R 3UX Fortis Bank nv-sa Montagne du Parc 3 1MT1L b-1000 Brussels Belgium UBS Limited 1 Finsbury Avenue London EC2M 2PP
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Dealers' Commission:	1.075 per cent. selling concession 0.30 per cent. combined management and

		underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Additional selling restrictions:	US The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable as more fully specifically described in the Offering Circular and Subscription Agreement. Mexico Each Manager has agreed that it will not offer the Notes publicly in Mexico and will not distribute publicly any offering materials in Mexico.
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.078167 producing a sum of (for Notes not denominated in Euro):	Euro 39,083,500
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 09 August 2005.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,745

2 Ratings

Rating: The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch

3 Notification

The Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) has provided the competent regulatory authorities of the following countries with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive: Luxembourg, UK, Belgium, Germany, Finland, Sweden, Norway and Austria.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	MXN 494,100,000
(iii)	Estimated total expenses:	Approx. MXN 400,000 (excluding dealers' commission)

6 Yield *(Fixed Rate Notes Only)*
Indication of yield:

9.182 Annual, Act/Act ISMA, Following, unadjusted

Business Centres London, Mexico City and TARGET

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0226360732
(ii)	Common Code:	22636073
(iii)	Fondscode:	Not Applicable
(iv)	WKN (German security code):	A0E757
(v)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vi)	Delivery:	Delivery against payment
(vii)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:



By: ________________________

Duly authorised

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(*a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam*)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1394A
TRANCHE NO: 1

EUR 50,000,000 Step Up Callable Fixed Rate Notes due 10 August 2015 (the "Notes")

Issue Price: 100.00 per cent.

BANCA CABOTO S.P.A.

The date of these Final Terms is 8 August 2005.

FINAL TERMS

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 11 July 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1394A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		EUR
4	Aggregate Nominal Amount:		EUR 50,000,000
	(i)	Tranche:	EUR 50,000,000
	(ii)	Series:	EUR 50,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 1,000
7	(i)	Issue Date:	10 August 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		10 August 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Fixed Rate for the period from and including the Issue Date to but excluding the Maturity Date
11	Redemption/Payment Basis:		Redemption at par

12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Issuer Call (further particulars specified below)
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate(s) of Interest:	3.20 per cent. per annum payable annually in arrear for the period from and including the Issue Date to but excluding 10 August 2007 ("**1st coupon and 2nd coupon**"); 3.25 per cent. per annum payable annually in arrear for the period from and including 10 August 2007 to but excluding 10 August 2009 ("**3rd coupon and 4th coupon**"); 3.40 per cent. per annum payable annually in arrear for the period from and including 10 August 2009 to but excluding 10 August 2011 ("**5th coupon and 6th coupon**"); 3.50 per cent. per annum payable annually in arrear for the period from and including 10 August 2011 to but excluding 10 August 2013 ("**7th coupon and 8th coupon**"); 3.75 per cent. per annum payable annually in arrear for the period from and including 10 August 2013 to but excluding 10 August 2014 ("**9th coupon**"); 4.25 per cent. per annum payable annually in arrear for the period from and including 10 August 2014 to but excluding 10 August 2015 ("**10th coupon**").
	(ii)	Interest Payment Date(s):	10 August in each year from and including 10 August 2006 to and including the Maturity Date (unadjusted)

	(iii)	Fixed Coupon Amount (s):	For the 1st coupon and 2nd coupon: EUR 32.00 per EUR 1,000 in nominal amount; For the 3rd coupon and 4th coupon: EUR 32.50 per EUR 1,000 in nominal amount; For the 5th coupon and 6th coupon: EUR 34.00 per EUR 1,000 in nominal amount; For the 7th coupon and 8th coupon: EUR 35.00 per EUR 1,000 in nominal amount; For the 9th coupon: EUR 37.50 per EUR 1,000 in nominal amount; For the 10th coupon: EUR 42.50 per EUR 1,000 in nominal amount.
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual (ISMA)
	(vi)	Determination Date(s) (Condition 1(a)):	10 August in each year
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable.
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable (see Condition 7(*d*))
	(i)	Optional Redemption Date(s):	10 August 2007 and any subsequent Interest Payment Date up to and including the Interest Payment Date falling on 10 August 2014 (each such dates, an "**Optional Redemption Date**").
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR 1,000 per Note of EUR 1,000 specified denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable (see item 22(vi) for notice period)

	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period:	A period of at least 10 TARGET Business Days prior to the relevant Optional Redemption Date.
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		TARGET

30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	0.74 per cent. of the Aggregate Nominal Amount
37	If non-syndicated, name and address of Dealer:		Banca Caboto s.p.a. Via Arrigo Boito, 7 20121, Milan Italy
38	Additional selling restrictions:		Not Applicable
39	Subscription period:		Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,550

2 Ratings

Rating: The Notes have been rated Aaa, AA+ and AAA by Moody's Investors Service, Inc. Fitch Ratings Ltd. and Standard & Poor's Ratings Services respectively

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	EUR 49,630,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield (*Fixed Rate Notes Only*)

Indication of yield:

3.20 per cent. up to 10 August 2007
3.216 per cent. up to 10 August 2008
3.225 per cent. up to 10 August 2009
3.257 per cent. up to 10 August 2010
3.279 per cent. up to10 August 2011
3.308 per cent.up to10 August 2012
3.329 per cent. up to 10 August 2013
3.369 per cent. up to10 August 2014
3.443 per cent. up to the Maturity Date

The yield is calculated at the Issue Date on the basis of

the Issue Price. *It is NOT an indication of future yield.*

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0225425759
(ii)	Common Code:	022542575
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

Danhof, JC (Jan)

Van:	Scholder, C (Carola)
Verzonden:	woensdag 3 augustus 2005 10:33
Aan:	Heijmink, M (Marja); Bouwknegt, J (Jan); Investor Relations Rabobank; 'ivan_mezquida@standardandpoors.com'; 'michelle_brennan@standardandpoors.com'; 'data@dbrs.com'; 'office@europrospectus.com'; Danhof, JC (Jan); Vogelaar, N (Niek)
CC:	Pellemans, EMJ (Erwin)
Onderwerp:	1382A



1382A EUR
io 05-13 XS0224!

SUPPLEMENT

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
from seven days to perpetuity

SERIES NO: 1382A
TRANCHE NO: 1
EUR 50,000,000 Equity Linked Notes 2005 due July 25, 2013

Issue Price: 100.00 per cent.

Dealer: Société Générale

The date of this Supplement is August 1, 2005.

SUPPLEMENT TO THE OFFERING CIRCULAR

This supplement provides for an issue of Equity Linked Notes.
Description of the Risks related to Equity Linked Notes. The Issuer may issue Notes with principal or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or other factors (each, a "Relevant Factor"). Potential investors should be aware that:

1. the market price of such Notes may be volatile;

2. they may receive no interest;

3. payment of principal or interest may occur at a different time or in a different currency than expected;

4. a Relevant Factor may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;

5. if a Relevant Factor is applied to Notes in conjunction with a multiplier greater than one or contains some other leverage factor, the effect of changes in the Relevant Factor on principal or interest payable likely will be magnified; and

6. the timing of changes in a Relevant Factor may affect the actual yield to investors, even if the average level is consistent with their expectations. In general, the earlier the change in the Relevant Factor, the greater the effect on yield.

Potential investors should be aware they may lose part of their investment, however, only in the case of extraordinary events due to which Early Redemption of the Notes would occur. These events are specifically described under item 27 of Part A of this Supplement.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated July 11, 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Supplement of the Notes (the "Supplement") described herein for the purposes of Article 16 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of this Supplement and the Offering Circular. The Notes will be issued on the terms of this Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:	Coöperatieve Centrale Raiffeissen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1382A
3	Specified Currency or Currencies:	EUR

4	Aggregate Nominal Amount:		
	(i)	Tranche:	EUR 50,000,000
	(ii)	Series:	EUR 50,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 10,000
7	(i)	Issue Date:	August 3, 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		July 25, 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Equity Linked Interest, as set out below
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		No
13	Put/Call Options:		None
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Applicable
	(i)	Underlying Security/Formula:	The Variable Amount of Interest$_{(t)}$ ("$VAI_{(t)}$") payable in respect of each Note on the relevant Interest Payment Date$_{(t)}$, from t=1 to t=8, shall be determined by the Calculation Agent in accordance with the following formula :

$$\mathrm{Max}\left[0\,;\,VAI_{(t-1)}\,;\,60\%\times\left(\frac{\mathrm{Dispersion}_{(t)}}{t}\right)-20\%\right]$$

"$VAI_{(t=0)}$" is equal to 0.

"$\text{Dispersion}_{(t)}$" means, in respect of an Equity Valuation $\text{Date}_{(t)}$, the value determined by the Calculation Agent in accordance with the following formula:

$$\text{Best}_{(t)} - \text{Worst}_{(t)}$$

with :

"$\text{Best}_{(t)}$" means in respect of an Equity Valuation $\text{Date}_{(t)}$ and of any Underlying Security of the BestBasket, the arithmetic average of the ten best performances since the Equity Valuation $\text{Date}_{(t=0)}$.

"$\text{Worst}_{(t)}$" means in respect of an Equity Valuation $\text{Date}_{(t)}$ and of any Underlying Security of the WorstBasket, the arithmetic average of the ten lowest performances since the Equity Valuation $\text{Date}_{(t=0)}$.

"BestBasket" means, in respect of each Equity Valuation $\text{Date}_{(t)}$, the ten Underlying Securities of the Basket which have achieved the greatest performance on the relevant Equity Valuation $\text{Date}_{(t)}$ as determined by the Calculation Agent in accordance with the following formula :

$$\text{Max}\left(\frac{\text{Final Price}_{1(t)}}{\text{Final Price}_{1(0)}};\ldots;\frac{\text{Final Price}_{n(t)}}{\text{Final Price}_{n(0)}};\ldots;\frac{\text{Final Price}_{20(t)}}{\text{Final Price}_{20(0)}}\right)$$

"WorstBasket" means, in respect of each Equity Valuation $\text{Date}_{(t)}$, the ten Underlying Securities of the Basket which have achieved the lowest performance on the relevant Equity Valuation $\text{Date}_{(t)}$ as determined by the Calculation Agent in accordance with the following formula :

$$\text{Min}\left(\frac{\text{Final Price}_{1(t)}}{\text{Final Price}_{1(0)}};\ldots;\frac{\text{Final Price}_{n(t)}}{\text{Final Price}_{n(0)}};\ldots;\frac{\text{Final Price}_{20(t)}}{\text{Final Price}_{20(0)}}\right)$$

"$\text{Final Price}_{n(t)}$" means the Final Price of the relevant Underlying Security on the relevant Equity Valuation $\text{Date}_{(t)}$.

(ii) Calculation Agent responsible for calculating the interest due: Société Générale
Tour Société Générale
92987 Paris La Défense
France

(iii) Basket: The basket composed of Underlying Securities of each Company specified below :

Company	Category	Exchange	Related Exchange	Clearing System	Reuters' s Code	Final $\text{Price}_{n(t=0)}$	Website*
Aegon NV	Common Stock	Euronext Amsterdam NV	Euronext.liffe, Amsterdam	Euroclear Nederland	AEGN.AS	EUR 10.96	www.aegon.com
Koninklijke Ahold NV	Common Stock	Euronext Amsterdam NV	Euronext.liffe, Amsterdam	Euroclear Nederland	AHLN.AS	EUR 6.83	www.ahold.com
Alcatel SA	Common Stock	Euronext Paris SA	Euronext.liffe, Paris	Euroclear France	CGEP.PA	EUR 9.05	www.alcatel.fr
Allianz AG	Common Stock	XETRA Trading	EUREX	Clearstream Frankfurt AG	ALVG.DE	EUR 97.8	www.allianz.com

		System					
BASF AG	Common Stock	XETRA Trading System	EUREX	Clearstream Frankfurt AG	BASF.DE	EUR 54.76	www.basf.de
Bayer AG	Common Stock	XETRA Trading System	EUREX	Clearstream Frankfurt AG	BAYG.DE	EUR 27.42	www.bayer.com
BP PLC	Common Stock	London Stock Exchange	Euronext.liffe, London	CRESTCo Ltd	BP.L	GBp 630	www.bp.com
Carrefour SA	Common Stock	Euronext Paris SA	Euronext.liffe, Paris	Euroclear France	CARR.PA	EUR 39.76	www.carrefour.com
DaimlerChrysler AG	Common Stock	XETRA Trading System	EUREX	Clearstream Frankfurt AG	DCXGn.DE	EUR 33.71	www.daimlerchrysler.com
Groupe Danone	Common Stock	Euronext Paris SA	Euronext.liffe, Paris	Euroclear France	DANO.PA	EUR 72.85	www.groupedanone.fr
Diageo PLC	Common Stock	London Stock Exchange	Euronext.liffe, London	CRESTCo Ltd	DGE.L	GBP 8.385	www.diageo.com
E.ON AG	Common Stock	XETRA Trading System	EUREX	Clearstream Frankfurt AG	EONG.DE	EUR 73.62	www.eon.com
Endesa SA	Common Stock	SIBE-Madrid	MEFF	SCLV	ELE.MC	EUR 18.58	www.endesa.es
Enel SpA	Common Stock	Milan Stock Exchange	IDEM	Monte Titoli	ENEI.MI	EUR 7.075	www.enel.it
France Telecom SA	Common Stock	Euronext Paris SA	Euronext.liffe, Paris	Euroclear France	FTE.PA	EUR 24.16	www.francetelecom.com
HBOS PLC	Common Stock	London Stock Exchange	Euronext.liffe, London	CRESTCo Ltd	HBOS.L	EUR 8.78	www.hbosplc.com
Repsol YPF SA	Common Stock	SIBE-Madrid	MEFF	SCLV	REP.MC	EUR 22.41	www.repsolypf.com
RWE AG	Common Stock	XETRA Trading System	EUREX	Clearstream Frankfurt AG	RWEG.DE	EUR 53.54	www.rwe.com
Tesco PLC	Common Stock	London Stock Exchange	Euronext.liffe, London	CRESTCo Ltd	TSCO.L	GBP 3.16	www.tesco.com
Vodafone Group PLC	Common Stock	London Stock Exchange	Euronext.liffe, London	CRESTCo Ltd	VOD.L	GBP 1.38	www.vodafone.com

*The information relating to the previous and futures performances of each Share and volatility are available on the website of the Company set out in the table above

(iv) Equity Valuation Date: July 6, 2005 (t=0), July 6, 2006 (t=1), July 6, 2007 (t=2), July 6, 2008 (t=3), July 6, 2009 (t=4), July 6, 2010 (t=5), July 6, 2011 (t=6), July 6, 2012 (t=7) and July 6, 2013 (t=8).

(v) Valuation Time: Not Applicable

(vi) Settlement Date: Not Applicable

(vii) Company: See the table above under (iii)

(viii) Clearing System: See the table above under (iii)

	(ix)	Provisions for determining Coupon where calculation by reference to Underlying Security and/or Formula is impossible or impracticable:	Not Applicable
	(x)	Interest Period(s):	Not Applicable
	(xi)	Specified Interest Payment Dates:	July 25, 2006 (t=1), July 25, 2007 (t=2), July 25, 2008 (t=3), July 24, 2009 (t=4), July 26, 2010 (t=5), July 25, 2011 (t=6), July 25, 2012 (t=7) and July 25, 2013 (t=8).
	(xii)	Business Day Convention:	Following Business Day Convention
	(xiii)	Business Centre(s) (Condition 1(a)):	TARGET
	(xiv)	Minimum Rate of Interest:	See Underlying Security/Formula above under (i)
	(xv)	Maximum Rate of Interest:	See Underlying Security/Formula above under (i)
	(xvi)	Day Count Fraction (Condition 1(a)):	Not Applicable
	(xvii)	Such other additional terms or provisions as may be required:	Not Applicable
	(xviii)	Description of formula to be used to determine interest on the Redemption Amount:	See Underlying Security/Formula above under (i)
	(xix)	Exchange:	See the table above under (iii)
	(xx)	Related Exchange:	See the table above under (iii)
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 10,000 per Note of EUR 10,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable

27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Such amount(s) determined by the Calculation Agent which on the early redemption date of the Notes, shall represent the fair market value of the Notes and which shall have the effect – after taking into account, in the case of redemption for taxation reasons, the cost of unwinding any hedging arrangements entered into in respect of the Notes – of preserving for the Noteholders the econonic equivalent of the obligations of the Issuer to make the payments, in respect of the Notes, which would, but for such redemption for taxation reasons or on Event of Default, have fallen due after the relevant early redemption date.
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Condition 7 applies

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		Not Applicable

30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
	(iii) Minimum Instalment Amount:	Not Applicable
	(iv) Maximum Instalment Amount:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Société Générale Tour Société Générale 92987 Paris La Défense France
38	Additional selling restrictions:	Not Applicable
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into	

	Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

This Supplement comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Supplement. The information on the underlying has been extracted from Reuters. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Reuters, no facts have been omitted which would render the reproduced inaccurate or misleading.

Signed on behalf of the Issuer:

By: ....



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Regulated Market
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from August 3, 2005.
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,320

2 Ratings

Rating: Not Applicable

3 Notification

The Netherlands Authority for the Financial Markets has provided the Commission de Surveillance du Secteur Financier with a certificate of approval attesting that the Offering Circular and this Supplement have been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	See "Use of Proceeds" wording in Offering Circular
(ii)	Estimated net proceeds	EUR 50,000,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield (*Fixed Rate Notes Only*)

Indication of yield: Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Under these Notes, the Noteholders will be entitled to receive indexed coupons totally linked to the dispersion of all the Underlying Securities, calculated on the Equity Valuation Dates. At Maturity Date, the Noteholders are entitled to receive 100% of the amount initially invested.

On each Equity Valuation Date :

(i) the performance of each Underlying Security is calculated.

(ii) the arithmetic averages of the 10 worst performances and of the 10 best performances are calculated;

(iii) the coupon is linked to the difference between the two averages calculated as described in (ii), provided that if it is lower than the previous coupon the value of the previous coupon is retained.

The coupons are linked to the performances of the Underlying Securities as calculated on pre-determined Equity Valuation Dates, and regardless of the level of these Underlying Securities between these dates. As a result, the Final Price of the Underlying Security on these dates will affect the value of the Notes more than any other single factor. Should the Underlying Securities have homogeneous performances, even in case of an homogeneous increase, the value of the coupons would be low or there may be no coupon. In this case, Noteholders should realize that the return of only the amount initially invested at maturity will not compensate for any opportunity cost implied by inflation and other factors relating to the time value of money.

11 Operational information

(i)	ISIN Code:	XS0224910322
(ii)	Common Code:	22491032
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(v)	Delivery:	Delivery against Payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:



By: ______________________
Duly authorised